UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[ x ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXHANGE ACT OF 1934

[           ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the Fiscal Year Ended ______

[           ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For transition period from ___________________ to _____________________

Commission File Number: 000-51204

TATMAR VENTURES INC.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

British Columbia, Canada
(Jurisdiction of Incorporation or Organization)

Suite 920 – 475 West Georgia Street, Vancouver, British Columbia V6B 4M9
(Address of Principal Executive Office)

Securities registered or to be registered pursuant to Section 12(b) of the Act: Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act: Common Shares Without Par Value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the Company’s classes of capital or common stock as of December 31, 2005: 6,578,522 Common Shares Without Par Value

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:
Yes: [           ] No: [           ]

Indicate by check mark which financial statement item the Registrant has elected to follow: Item 17 [ x ] Item 18 [           ]

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the Registrant has filed all documents and reports required to be filed by Section 12, 14 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by court. Yes: [           ] No: [           ]

INFORMATION TO BE INCLUDED IN THE REPORT

Convention

In this Form 20-F all references to the “Company” refer to Tatmar Ventures Inc. All references to “Canada” are references to the country of Canada. All references to the “government” are references to the government of Canada. Unless otherwise noted all references to “common shares”, “shares” or “common stock” are references to the common shares of the Company. In this Form 20-F, “British Columbia” is sometimes referred to as “BC”.

In this document, all references to “SEC” refer to the United States Securities and Exchange Commission. The Company’s reporting currency is the Canadian dollar. References to “$”, “Cdn Dollars”, or “Cdn$” are to the currency of Canada, and all references to “US Dollars” or “US$” are to the currency of the United States of America. Solely for the convenience of the reader, this Form 20-F contains translations of certain Cdn Dollar amounts into US Dollar amounts at specified rates.

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

The names, business addresses and functions of the Company’s directors and senior management are as follows:

Darryl S. Cardey*
750 – 999 Canada Place
Vancouver, British Columbia
Canada V6C 3E1

Mr. Cardey has been the Chief Executive Officer, President and a director of the Company since June 9, 2004. He is a Chartered Accountant.

Michael Moore*
750 – 999 Canada Place
Vancouver, British Columbia
Canada V6C 2E1

Mr. Moore has been a director of the Company since June 18, 2004. He is a Professional Geologist.

Jeffrey B. Lightfoot*
700 – 625 Howe Street
Vancouver, British Columbia
Canada V6C 2T6

Mr. Lightfoot has been a director of the Company since January 5, 2005. He is a Lawyer.

Mark T. Brown
410 – 375 Howe Street
Vancouver, British Columbia
Canada V6C 1Z7

Mr. Brown has been the Chief Financial Officer of the Company since June 18, 2004. He is a Chartered Accountant.

* Denotes member of the Audit Committee

The directors’ terms of office expire at the Company’s annual general meeting each year.

B. Advisors

The following are the names and addresses of the Company’s principal bankers and legal advisors with which the Company has a continuing relationship:

The Company’s principal banker is Bank of Montreal, located at 595 Burrard Street, Vancouver, BC, V7X 1L7.

The legal advisors for the Company are Maitland & Company, Barristers & Solicitors, of Suite 700, 625 Howe Street, Vancouver, BC V6C 2T6.

C. Auditors

The auditor for the Company is DeVisser Gray, Chartered Accountants, of Suite 401, 905 West Pender Street Vancouver, BC V6C 1L6. DeVisser Gray is a member of the Institute of Chartered Accountants of British Columbia. DeVisser Gray has been the Company’s auditor since January 5, 2005.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3. KEY INFORMATION

A. Selected Financial Data

Currency Exchange Rate Information

The rate of exchange means that noon buying rate in New York City for cable transfer in Canadian dollars as certified for customs proposed by the Federal Reserve Bank of New York. The average rate means the average of the exchange rates on the last date of each month during a year.

	2005	2004	2003	2002	2001
High	1.2704	1.3970	1.5747	1.6003	1.6034
Low	1.1507	1.1775	1.3484	1.5593	1.4935
Average for Period	1.2116	1.3015	1.4615	1.5597	1.5494
End of Period	1.1659	1.2034	1.3484	1.5593	1.5928

The exchange rate on December 31, 2005 was $1.167.

The high and low exchange rates for the most recent six months are as follows:

	November 2005	December 2005	January 2006	February 2006	March 2006	April 2006
High	1.1960	1.1645	1.1621	1.1520	1.1606	1.1475
Low	1.1956	1.1583	1.1535	1.1461	1.1545	1.1412

Financial Information

The following table sets forth selected financial and operating data for the Company for the period from incorporation on June 9, 2004 to December 31, 2004. This selected financial data is derived from the Company’s Audited Financial Statements and Notes thereto. The selected financial data provided below is not necessarily indicative of the future results of operations or financial performance of the Company. The Company has not paid any dividends on its common shares and it does not expect to pay dividends in the foreseeable future.

The year-end financial statements of the Company have been audited by DeVisser Gray, Chartered Accountants. They are maintained in Canadian dollars, and have been prepared in accordance with accounting principals generally accepted in Canada (“Canadian GAAP”). A material difference between Canadian GAAP and United States generally accepted accounting principals (“US GAAP”) is that under Canadian GAAP mineral property acquisition and exploration costs can be capitalized and carried at cost, whereas under US GAAP such costs must be expensed as incurred.

Period Ended December 31, 2004[1] (Audited) (Cdn$)	Canadian GAAP	US GAAP
Income	nil	nil
Total Assets	$200,997	$72,742
Net working capital	$39,497	$39,497
Share capital	$176,979	$176,979
Shareholders’ equity	$167,752	$39,497
Loss for the period	($9,227)	($137,482)
Loss per share (basic and diluted)	$0.004	($0.068)
Weighted average number of common shares (basic and diluted)	2,030,928	2,030,928

1. For the period from incorporation on June 9, 2004 to December 31, 2004.

The following table sets forth selected financial and operating data for the Company for the 12 months ended December 31, 2005. This selected financial data is derived from the Company’s unaudited Financial Statements and Notes thereto.

Twelve Months Ended December 31, 2005 (Unaudited – Prepared by Management) (Cdn$)	Canadian GAAP	US GAAP
Income	nil	nil
Total Assets	$607,718	$349,709
Net working capital	$326,152	$326,152
Share capital	$569,520	$569,520
Shareholders’ equity	$571,461	$313,452
Loss for the period	($6,389)	($136,143)
Loss per share (basic and diluted)	($0.001)	($0.027)
Weighted average number of common shares (basic and diluted)	5,040,166	5,040,166

B. Capitalization and Indebtedness

Shares

The authorized capital of the Company is comprised of an unlimited number of common shares of which 6,578,522 are issued and outstanding as at December 31, 2005.

The Company does not currently have any debt obligations or indebtedness in the form of guaranteed or unguaranteed, secured or unsecured, and/or indirect contingent indebtedness.

C. Reasons for Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The following risks relate specifically to the Company's business and should be considered carefully. The Company's business, financial condition and results of operations could be materially and adversely affected by any of the following risks.

(1) The Company's limited operating history makes it difficult to evaluate the Company’s current business and forecast future results.

The Company has only a limited operating history on which to base an evaluation of the Company's current business and prospects, each of which should be considered in light of the risks, expenses and problems frequently encountered in the early stages of development of all companies. This limited operating history leads the Company to believe that period-to-period comparisons of its operating results may not be meaningful and that the results for any particular period should not be relied upon as an indication of future performance.

(2) The property in which the Company has an option to earn an interest is in the exploration stage only and consequently exploration of the Company’s mineral property may not result in any discovery of a commercial body of mineralization.

The property in which the Company has an option to earn an interest is in the exploration stage only, is without a known body of commercial mineralization and has no ongoing mining operations. Mineral exploration involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. Exploration of the property in which the Company has an option to earn an interest may not result in any discoveries of a commercial body of mineralization. If the Company’s efforts do not result in any discovery of commercial mineralization, the Company will be forced to look for other exploration projects or cease operations.

(3) The Company has no significant source of operating cash flow and failure to generate revenues in the future could cause the Company to go out of business.

The Company has no revenues from operations and no history of pre-tax profit. The Company has limited financial resources. As of December 31, 2005 the Company had working capital of $326,152, which the Company anticipates will be sufficient funds for the Company’s operations for the next 12 months. The Company’s ability to achieve and maintain profitability and positive cash flow is presently dependent upon the Company’s locating commercial mineralization on its optioned property. The property in which the Company has an option to earn an interest does not have a known ore reserve. The continued operation of the Company will be dependent upon its ability to generate operating revenues and to procure additional financing. The Company may not be successful in generating revenues or raising capital in the future. Failure to generate revenues or raise capital could cause the Company to cease operations.

Based upon current plans, the Company expects to incur operating losses in future periods. This will happen because there are continuing expenses associated with the holding and exploration of the Company’s mineral property. The Company may not be successful in generating revenues in the future. Failure to generate revenues or raise additional capital in the future could cause the Company to go out of business.

(4) The Company will need to raise additional financing to explore and develop its mineral property.

The Company does not have sufficient monies to fully explore and develop its mineral property. Additional work will have to be done on the property beyond the two recommended phases of exploration, and such additional work could be extensive and costly. There is no assurance the Company will be able to raise the financing needed to fully develop the property. Additional funds raised by the Company through the issuance of equity or convertible debt securities will cause the Company’s current stockholders to experience dilution. Such securities may grant rights, preferences or privileges senior to those of the Company’s common stockholders.

The Company does not have any contractual restrictions on its ability to incur debt and, accordingly, the Company could incur significant amounts of indebtedness to finance its operations. Any such indebtedness could contain covenants which may restrict the Company’s operations. The Company does not plan on entering into any debt obligations in the next twelve months.

(5) The possibility of any of the property in which the Company has an option to earn an interest ever having ore reserves is extremely remote.

The Company has no known ore reserves. The possibility of the property in which the Company has an option to earn an interest ever having ore reserves is extremely remote and any funds spent on exploration will probably be lost. The Company’s success depends upon finding and developing an ore reserve. If the Company does not find an ore reserve containing gold, precious or non-precious metals, either because it does not have the money to do so or because it is not economically feasible to do it, the Company may cease operations.

(6) Government expropriation or regulation may prevent or restrict mining of any of the Company‘s mineral deposits.

Even if the property in which the Company has an option to earn an interest is proven to host economic reserves of gold or other precious or non-precious metals, factors such as governmental expropriation or regulation may prevent or restrict mining of any such deposit. Exploration and mining activities may be affected in varying degrees by government policies and regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety.

(7) The property in which the Company has an option to earn an interest has not been surveyed.

The property in which the Company has an option to earn an interest has been staked by claim posts; however, it has not been surveyed. As such there is a risk that the boundaries or coordinates of the property as read by GPS (global positioning system) may not fully correspond to those established by a land surveyor.

(8) As the Company is a Canadian company it may be difficult for U.S. shareholders of the Company to effect service on the Company or to realize on judgments obtained against the Company in the United States.

The Company is a Canadian corporation. All of its directors and officers are residents of Canada and a significant part of its assets are, or will be, located outside of the United States. As a result, it may be difficult for shareholders resident in the United States to effect service within the United States upon the Company, directors, officers or experts who are not residents of the United States, or to realize in the United States judgments of courts of the United States predicated upon civil liability of any of the Company, directors or officers under any United States securities laws. If a judgment is obtained in the U.S. courts based on civil liability provisions of U.S. securities laws against the Company or its directors or officers, it will be difficult to enforce the judgment in the Canadian courts against the Company and any of the Company’s non-U.S. resident executive officers or directors. Accordingly, United States shareholders may be forced to bring actions against the Company and its respective directors and officers under Canadian law and in Canadian courts in order to enforce any claims that they may have against the Company or its directors and officers. Nevertheless, it may be difficult for United States shareholders to bring an original action in the Canadian courts to enforce liabilities based on U.S. securities laws against the Company and any of the Company’s non-U.S. resident executive officers or directors.

(9) The mineral exploitation industry is intensely competitive in all its phases and the Company competes with many companies possessing greater financial resources and technical facilities than itself.

The mineral exploitation industry is intensely competitive in all its phases. The Company competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees. In addition, there is no assurance that even if commercial quantities of minerals are discovered, a ready market will exist for their sale. Factors beyond the control of the Company may affect the marketability of any minerals discovered. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates and global or regional consumption patterns, speculative activities, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital or losing its invested capital. As the Company is in the exploration stage, the above factors have had no immediate material impact on operations or income.

(10) Substantial expenditures are required to be made by the Company to establish ore reserves and the Company may not discover minerals in sufficient quantities or grade or may not have the necessary required funds.

Substantial expenditures are required to establish ore reserves through drilling. Although substantial benefits may be derived from the discovery of a major mineralized deposit, the Company may not discover minerals in sufficient quantities or grades to justify commercial operations or the funds required for development may not be obtained on a timely basis. Estimates of reserves and mineral deposits can also be affected by such factors as environmental factors, unforeseen technical difficulties and unusual or unexpected geological formations. In addition, the grade of ore ultimately mined may differ from that indicated by drilling results. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project.

(11) The Company does not presently have insurance covering its assets or operations, and as a consequence could incur considerable costs.

Mineral exploration involves risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which the Company has a direct or indirect interest may be subject to all the hazards and risks normally incidental to exploration of precious and non-precious metals, any of which could result in work stoppages, damage to property, and possible environmental damage. The Company does not presently have insurance covering its assets or operations and does not presently intend to obtain liability insurance. As a result of not having insurance, the Company could incur significant costs that could have a materially adverse effect upon its financial condition and even cause the Company to cease operations.

To date, the Company has not experienced any material losses due to hazards arising from its operations.

(12) The price of gold, base and precious metals has fluctuated widely in recent years and may adversely affect the economic viability of any of the Company’s mineral properties.

The Company’s revenues, if any, are expected to be in large part derived from the mining and sale of gold and other precious and non-precious metals. The prices of those commodities have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company’s control including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, consumption patterns, speculative activities and increased production due to new mine developments and improved mining and production methods. The effect of these factors on the price of gold, base and precious metals and therefore the economic viability of the Company’s mining property interest, cannot be accurately predicted but may adversely affect the Company’s operation and its ability to raise capital.

(13) The Company’s future performance is dependent on key personnel. The loss of the services of any of the Company’s executives or directors could have a material adverse effect on the Company business.

The Company’s performance is substantially dependent on the performance and continued efforts of the Company’s executives and its Board of Directors. The loss of the services of any of the Company’s executives or directors could have a material adverse effect on the Company business, results of operations and financial condition. The Company currently does not carry any key person insurance on any of its executives or directors.

(14) The Company has not declared any dividends since its inception in 2004, and has no present intention of paying any cash dividends on its common stock in the foreseeable future.

The Company has not declared any dividends since its inception in June 2004, and has no present intention of paying any cash dividends on its common stock in the foreseeable future. The payment by the Company of dividends, if any, in the future, rests in the discretion of the Company's Board of Directors and will depend, among other things, upon the Company’s earnings, its capital requirements and financial condition, as well as other relevant factors.

(15) The possible issuance of additional shares may impact the value of the Company’s stock.

The Company is authorized to issue an unlimited number of shares of common stock without par value. It is the Company's intention to issue more shares. Sales of substantial amounts of common stock (including shares issuable upon the exercise of stock options, the conversion of notes and the exercise of warrants), or the perception that such sales could occur, could materially adversely affect prevailing market prices for the common stock and the ability of the Company to raise equity capital in the future.

(16) Forward Looking Statements.

This Form 20-F includes “forward-looking statements” A shareholder or prospective shareholder should bear this in mind when assessing the Company's business. All statements, other than statements of historical facts, included in this registration statement, including, without limitation, the statements under and located elsewhere herein regarding industry prospects and the Company's financial position are forward-looking statements. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, it can give no assurance that such expectation will prove to have been correct. There is significant risk that actual results will vary, perhaps materially from results projected depending on such factors as changes in general economic conditions, financial markets, gold prices and other metals, technology and exploration hazards.

(17) Certain of the Company's directors are also directors, officers or shareholders of other companies that are engaged in the business of acquiring, developing and exploiting natural resource properties and accordingly conflicts of interest may arise.

Certain of the Company's directors are also directors, officers or shareholders of other companies that are engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations may give rise to conflicts of interest from time to time. Such conflicts pose the risk that the Company may enter into a transaction on terms which place the Company in a worse position than if no conflict existed. The directors and officers of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company, to disclose any interest which they may have in any project or opportunity of the Company, and to abstain from voting on such matters.

(18) Management of the Company can through their stock ownership in the Company influence all matters requiring approval by the Company’s stockholders.

Management of the Company owns collectively as of December 31, 2005, 2,226,923 common shares being 33.85% of the Company's issued and outstanding shares of common stock. These stockholders, if acting together, will be able to significantly influence all matters requiring approval by the Company's stockholders, including the election of directors and the approval of mergers or other business combination transactions.

(19) The value and transferability of the Company shares may be adversely impacted by the limited trading market for the Company’s common stock, the penny stock rules and futures share issuance. There is a limited market for the Company’s common stock in the United States.

No assurance can be given that a market for the Company’s common stock will be quoted on an exchange in the U.S. or on the NASD's Over the Counter Bulletin Board.

The sale or transfer of the Company common stock by shareholders in the United States may be subject to the so-called “penny stock rules.”

Under Rule 15g-9 of the Securities Exchange Act of 1934 (the “Exchange Act”), a broker or dealer may not sell a “penny stock” (as defined in Rule 3a51-1) to or effect the purchase of a penny stock by any person unless:

(a)	such sale or purchase is exempt from Rule 15g-9;

(b)

prior to the transaction the broker or dealer has (1) approved the person's account for transaction in penny stocks in accordance with Rule15g-9, and (2) received from the person a written agreement to the transaction setting forth the identity and quantity of the penny stock to be purchased; and

(c)	the purchaser has been provided an appropriate disclosure statement as to penny stock investment.

The SEC adopted regulations that generally define a penny stock to be any equity security other than a security excluded from such definition by Rule 3a51-1. Such exemptions include, but are not limited to (1) an equity security issued by an issuer that has (i) net tangible assets of at least $2,000,000, if such issuer has been in continuous operations for at least three years, (ii) net tangible assets of at least $5,000,000, if such issuer has been in continuous operation for less than three years, or (iii) average revenue of at least $6,000,000 for the preceding three years; (2) except for purposes of Section 7(b) of the Exchange Act and Rule 419, any security that has a price of $5.00 or more; and (3) a security that is authorized or approved for authorization upon notice of issuance for quotation on the NASDAQ Stock Market, Inc.'s Automated Quotation System. It is likely that shares of the Company’s common stock, assuming a market were to develop in the US therefor, will be subject to the regulations on penny stocks; consequently, the market liquidity for the common stock may be adversely affected by such regulations limiting the ability of broker/dealers to sell the Company’s common stock and the ability of shareholders to sell their securities in the secondary market in the U.S.

Moreover, the Company shares may only be sold or transferred by the Company shareholders in those jurisdictions in the U.S. in which an exemption for such “secondary trading” exists or in which the shares may have been registered.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

The Company was incorporated in the Province of British Columbia, Canada under the Business Corporations Act (British Columbia) on June 9, 2004 under the name “Tatmar Ventures Inc.”. Its sole business purpose has been to acquire and explore mineral properties, with a view to obtaining a listing on the TSX Venture Exchange in Canada (the “Exchange”).

The Company completed its initial public offering and its shares were listed on the Exchange in September 2005. During the period August to October 2004, the Company raised a total of $20,750 through the issuance of 2,075,000 common shares at a price of $0.01 per share. In November 2004, the Company completed a private placement in the amount of $139,979 through the issuance of 2,153,522 common shares at a price of $0.065. In total, 2,226,923 common shares were issued to directors and officers of the Company at prices less than the Company’s initial prospectus offering price, and those shares have been escrowed as a condition of listing on the Exchange. These shares are released over time, as to 10% upon the date of listing on the Exchange and 15% every six months thereafter.

On October 15, 2004 the Company entered into a mineral property option agreement with Paul Reynolds (the “Optionor”), of Vancouver, British Columbia, Canada, as amended October 15, 2005, wherein the Company was granted the exclusive option to acquire a 100% interest in six contiguous mineral claims known as the Tam Property located in Lac La Hache, British Columbia, Canada, (the “Property”) in consideration of: (i) cash payments totalling $175,000; (ii) the issuance of an aggregate of 750,000 common shares of the Company; (iii) the Company incurring work expenditures on the Property aggregating $1,500,000; and (iv) a 2% net smelter royalty. See “Business Overview” below for further details.

The Company’s head office is situated at Suite 750, 999 Canada Place, Vancouver, BC Canada V6C 3E1 (Telephone: 604-682-1610). Its registered and records office is located at Suite 700 – 625 Howe Street, Vancouver, BC Canada V6C 2T6 (Telephone: 604-681-7474).

The Company’s agent in the United States is Harris & Thompson, of 6121 Lakeside Drive, Suite 260, Reno, Nevada 85511, Telephone (775) 825-4300.

B. Business Overview

The business of the Company, and the market in which it competes, is mineral exploration. As noted above, the Company’s sole business purpose has been to acquire and explore mineral properties, with a view to obtaining a listing on the Exchange. Since its incorporation in June 2004, the Company evaluated a number of mineral properties and in October 2004 identified the Property as an appropriate asset to acquire, which enabled the Company to complete its initial public offering and its shares were listed on the Exchange in September 2005.

On October 15, 2004 (the “Execution Date”), the Company was granted the exclusive right and option to acquire the Property from the Optionor. The terms of the option agreement were amended effective October 15, 2005. To exercise the option, the Company must pay the following consideration (the “Option Price”):

(a)	deliver to the Optionor a total of 750,000 common shares as follows:

	(i)	250,000 common shares upon the Execution Date (which common shares have been issued and delivered);
	(ii)	an additional 200,000 common shares on or before the first anniversary date of the Execution Date (which common shares have been issued and delivered); and
	(iii)	an additional 100,000 common shares on or before each of the three immediately following anniversary dates of the Execution Date,

(b)	pay to the Optionor an aggregate of $175,000 as follows:

	(i)	$5,000 upon the Execution Date (which amount has been paid);
	(ii)	an additional $45,000 on or before the second anniversary date of the Execution Date;
	(iii)	an additional $55,000 on or before the third anniversary date of the Execution Date; and
	(iv)	an additional $70,000 on or before the fourth anniversary date of the Execution Date,

(c)	incur at least $1,500,000 of expenditures on the Property as follows:

	(i)	$100,000 on or before the first anniversary date of the Execution Date (as at December 31, 2005, the Company had incurred $113,125 in exploration work on the Property);
	(ii)	an additional $200,000 on or before the second anniversary date of the Execution Date;
	(iii)	an additional $400,000 on or before the third anniversary date of the Execution Date; and
	(iv)	an additional $800,000 on or before the fourth anniversary date of the Execution Date.

In addition the Company has agreed to pay to the Optionor a 2% net smelter return (2% NSR) royalty (the “Royalty”) which will become effective upon exercise of the Option. At any time, the Company may purchase up to three-quarters (1.5% NSR) of the Royalty on the basis of $500,000 for each one-half percent of the Royalty (0.5% NSR) acquired.

Because the Company’s interest in the Property is by way of an option agreement only:

1.	the Company does not own the Property; rather the Company has the right to acquire the Property by paying the Option Price outlined above;

2.

the payments under the option agreement are optional to the Company, such that if the Company determines the Property to be without sufficient merit at any time prior to exercising the Property option, it is not obligated to pay any further part of the Option Price; and

3.

if the Company fails to pay any part of the Option Price, it will lose all of its interest in the Property. There is no guarantee the Company will be able to raise sufficient funding in the future to make all payments under the option agreement. See “Risk Factors” above.

The Company’s primary objective is to explore and develop the Property. Its secondary objective is to locate, evaluate and acquire other mineral properties and to finance their exploration and development either through equity financing, by way of joint venture, option agreements or through a combination of both.

Financings

During the period August to October 2004, the Company raised a total of $20,750 through the issuance of 2,075,000 common shares at a price of $0.01 per share. In November 2004, the Company completed a private placement in the amount of $139,979 through the issuance of 2,153,522 common shares at a price of $0.065. In September 2005, the Company completed its initial public offering (“IPO”) and raised a total of $500,000 through the issuance of 2,000,000 common shares at a price of $0.25 per share. In addition, the Company issued a total of 150,000 agent’s warrants to Golden Capital Securities Ltd. (the “Agent”), who acted as agent for the IPO, exercisable at a price of $0.25 per share until September 22, 2006. The Company also paid the Agent a cash commission of 7.5% ($37,500), a corporate finance fee of $25,000, and the Agent’s expenses of $39,011.38 in connection with the IPO.

C. Organizational Structure

The Company does not have any subsidiaries.

D. Property, Plan and Equipment

See “Business Overview” on page 10 regarding details of the Company’s option to acquire an interest in the Tam Property in British Columbia.

The Company leases 120 square feet of space at Suite 750 – 999 Canada Place, Vancouver, BC V6C 3E1. The lease is on a month to month basis at a rent of Cdn$1,000 per month plus GST (general sales tax) of 7%.

The following is a description of the Property. This description is taken from a report on the Property dated February 15, 2005, as revised June 1, 2005, prepared for the Company by Calvin Church, P.Geo. and Dugald Dunlop, B.Sc.

Property Description and Location

The Property, comprising of six contiguous mineral claims totaling 36 units - the Tam and Mat mineral claims, is located 21 kilometres north-northeast of the village of Lac La Hache, in the Clinton Mining Division, south central Cariboo region of British Columbia.

The Property is accessed by approximately 30 kilometres of all weather logging roads and in part by skid trails. Lac La Hache is located on B.C. Highway 97, and is serviced by B.C. Rail, B.C. Hydro and natural gas.

The Property is underlain by Nicola Group island arc volcaniclastic and sedimentary rocks of Upper Triassic age. These rocks are intruded by a number of Upper Triassic-Lower Jurassic plutons, stocks and dykes which are part of a alkaline intrusive complex underlying the Spout Lake area. Nicola Group rocks occur in contact with the Takomkane batholith to the east and north of the Property. Basalt dikes and flows of Tertiary age crosscut and in part cover portions of the older rocks. The area was covered by thick sheets of ice during the last glaciation. This ice removed some of both the Tertiary and the older rocks and deposited till and glaciofluvial-lacustrine sedimentary cover of between one and 30 metres or more in thickness.

The claims are located at the southeast end of a large arcuate aeromagnetic anomaly which reflects magnetite rich phases in the Spout Lake alkaline intrusive complex and/or alteration zones along its margin. Past exploration work along the southern limb of this anomaly located a number of occurrences mineralized with copper plus accessory values in gold, silver +/- molybdenum and tungsten.

The claims have not been legally surveyed, however, the locations of the claim posts have been established by GPS with a real time differential receiver. As the claims were post staked prior to the implementation of the new Provincial map staking system, and have not been surveyed, there is a risk that the area staked will not correspond with what is shown on the map staking system or to what a survey may determine.

The claims are located on Crown land. There are no known environmental liabilities associated with the claims. Permits are required by the government of British Columbia for mineral exploration activities that involve surface disturbance. The Company will require a work permit from the Provincial Ministry of Energy and Mines to carry out its exploration program. The Company will apply for this permit on or before the conclusion of the Offering.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the Property is provided by the Timothy Lake Road from Lac La Hache and thence along a network of logging roads. The southern part of the Property is accessed from the Timothy Mountain turn-off via Fly Lake while the northern part is accessible from Rail Lake via the “1700 Road”. Total road distance from Lac La Hache is approximately 30 kilometres.

The claims are located on the western edge of the Quesnel Highlands in an area characterized by relatively low, rounded hills and ridges separated by depressions often occupied by small lakes, swamps or streams. Elevations range from 1,400 metres in the south part of the Property to 1,600 metres in the central portion of the Property. The area is well forested with pine and balsam trees. Approximately 30% of the Property has been clear-cut logged. Logging is currently active in the area and there are numerous new logging roads.

The climate is typical of the interior dry-belt. Warm dry summers and cold winters with moderate snowfall characterize the area. Water, in suitable quantities for all stages of exploration, is available year round from nearby creeks and lakes.

Professional and field personnel as well as heavy equipment are available in Williams Lake and Prince George. Most supplies needed for exploration are available at Williams Lake, a one hour drive from the Property. The Property is located within 30 road kilometers of Provincial Highway 97, the main highway from Vancouver to Prince George. Abundant power is available in the area.

History

The area of the Tam claims has been explored intermittently since 1966 when the area was first worked by the Coranex Syndicate. Their claims, located west and northwest of the present Tam claims, and the surrounding area were explored by the syndicate from 1966 to 1968. The claims were explored by Asarco in 1969 and Amax Exploration in 1972. This work identified three main mineral occurrences, Peach, Miracle and Tim, of which only the Tim is covered by the present Tam Property. The showings consisted of chalcopyrite-pyrite and lesser magnetite in syenodiorite and/or altered andesite, proximal to syenodiorite/andesite contacts.

During the same period, Amax Exploration was exploring their own claims located to the west of the Coranex group. They located several significant skarn altered zones well mineralized with magnetite and chalcopyrite. One zone, the North Zone showed widespread low grade mineralization. A second zone, the South Zone was also identified.

Craigmont Mines Ltd. drilled the North Zone in 1974, extending the known mineralized strike length to 660 metres. This drilling also indicated the possibility of a mineralized zone parallel to the North Zone. Both the North and South zones are open along strike and to depth.

Since 1974, the area, including the Tam claims, has been re-staked, optioned, surveyed by VLF-EM and magnetometer and IP surveyed. Results have revealed four separate copper in soil anomalies and two separate gold in soil anomalies.

The area, including the present day Property, was re-staked in 1979 by Stallion Resources Ltd. It conducted soil sampling, trenching and limited diamond drilling, mostly in areas of induced polarization anomalies generated during the Coranex work in 1969. In 1983, Stallion diamond drilled six short holes totaling 312 metres on the Tim No. 1 showing. Diamond drill hole DDH-1 was well mineralized from surface to 42.7 metres depth. This section graded 2.76% copper, 0.74 ounces/ton silver and 0.018 ounces/ton gold (Assessment report 12192). Hole DDH-2 intersected copper mineralization from 19.8 to 33.5 metres depth. This 13.7 metre intersection returned 1.03% copper with strongly anomalous gold and silver values. DDH-1 was possibly drilled at an acute angle to the volcanic-intrusive contact which may imply it was drilled down dip. The true width of the mineralization is unknown.

In 1988, Liberty Gold Corp. optioned the claims, prepared an east-west grid at 100 metre line spacing and conducted a VLF-EM and magnetometre survey over the entire property. In 1989, Liberty conducted a soil geochemical survey over the property utilizing the previous year’s grid. It also conducted an IP survey over the central portion of the property. In 1990, it conducted a program of geological mapping, 17.8 kilometres of detailed IP survey, 736 metres of percussion drilling in seven holes and 1,245 metres of NQ diamond drilling in 12 holes. Complete results of this drilling are not available however one of the authors has examined the drill core from the 1990 diamond drilling.

During the 1989 survey, samples were collected at 50 metre intervals along east-west lines spaced 100 metres apart. The grid covered the entire Tim property (or existing Tam property) and soil samples were analyzed for 32 elements utilizing ICP. A total of 2,234 samples were collected of which 1,563 cover the Tam property.

The Tam and Mat claims were staked in 1997 to cover the known mineralized showings and anomalies of the old Tim property.

During the period 1997 to 2000, work has consisted of geological mapping and prospecting. This work was done by the Optionor to relocate showings and trenches and to reconfirm the historical sampling results. During 2000, a GPS survey of the claim posts was completed by Paragon Resource Mapping on behalf of the Optionor.

During 2001, GWR Resources Inc. optioned the claims from the Optionor and conducted programs of geological mapping, prospecting and diamond drilling. Mapping and trenching identified propylitic to potassic altered augite-feldspar heterolithic andesite volcanic breccia and flow cut by intrusions of monzonite, monzodiorite to syenite composition. Heterolithic intrusive breccia occurs in proximity to intrusions. Widespread propylitic and locally potassic alteration occurs in outcrop accompanied by variable concentrations of pyrite, chalcopyrite, bornite mineralization and associated copper-gold-silver values (Blann, 2001).

Approximately 300 metres southwest of the Tim 1 zone, a subcrop sample returned 1,773ppm copper, 1.10 g/t gold from propylitic to potassic altered volcanic breccia containing pyrite, chalcopyrite mineralization. Approximately 500 metres south of the Tim 1 zone, grab samples between 1.0 and 2.0 metres in width across the Tim 2 shear zone were taken over a distance of 44 metres in strike length and returned 0.212 to 1.915% copper, 7 to 222 ppb gold and 5.9 to 64.5 ppm silver. To the west of the Tim 1 zone, float samples returned 13 and 10 ppb palladium.

Drilling by GWR Resources Inc. in 2001 returned 0.61% copper, 0.18 g/t gold and 6 g/t silver over 17.4 metres, and 0.50% copper, 0.11 g/t gold, 3.0 g/t silver over 5.6 metres, respectively from sheared and brecciated monzodiorite.

GWR Resources Inc. abandoned its option in July 2002. No significant work was done on the Property from mid 2001 until the Company’s work program undertaken in November and December, 2004.

Geological Setting

Regional Geology

The Tam Claims lie within the Quesnel Trough, a northwest trending fault-bounded structural basis comprised of a thick sequence of Lower Mesozoic volcaniclastic and related sedimentary rocks dominated by Triassic Nicola pyroclastic rocks. The Trough is bounded on the east by older Proterozoic and Paleozoic strata of the Omineca Belt sedimentary rocks and on the west by Upper Paleozoic rocks of the Cash Creek Group. Miocene plateau basalt flows obscure much of the contact on the west side of the Trough.

In the area of the Tam claims, the Quesnel Trough is dominated by Upper Triassic Nicola Group andesites, basalts, tuffs and argillites. The Nicola group is intruded by the Upper Triassic-Lower Jurassic Spout Lake Intrusions. These include plutons and batholiths that vary in composition from granodiorte to quartz diorite and small alkali stocks which vary in composition from syenite through diorite to pyroxenite.

The late Jurassic-Early Cretaceous Takomkane Batholith intrudes the Nicola Group to the east of the Tam claims and extends westward from Takomkane Mountain to Peach Lake. The Takomkane Batholith is composed of granodiorite and is related to and forms part of the syenite and syenodiorite on the western side of the complex pluton.

Portions of this area are obscured by Tertiary Plateau lavas. Bedrock exposure in the area of the Tam claims amounts to about 30%, the rest being covered by glacial drift deposited from Pleistocene ice sheets.

Property Geology

Preliminary geological mapping was completed over portions of the Property comprising a mapped area of approximately two square kilometers. This mapping was confined, for the most part, to road-cuts and old trenches. More than 70% of the Property is covered by thick deposits of glacial drift. The amount of overburden will affect the cost of the Company’s intended trenching program.

The oldest and most abundant rocks on the Property are the upper Triassic volcanic and related pyroclastic rocks of the Nicola Group. These comprise tuffs, flows and ignimbrites and breccias of andesitic to basaltic composition. Bedded rocks strike west to northwest and dip steeply north. Near syenodiorite contacts, the volcanics are strongly fractured, locally brecciated and sheared along northeast and northwest trends. The volcanics exhibit weak to moderate magnetic response.

Intrusive rocks consist of grey and white monzodiorite with a very fine grained groundmass. Intrusions are variably hornblende-feldspar porphyritic and occur as plugs, sills or dikes.

Tertiary-Recent volcanic rocks comprise augite-feldspar porphyritic basaltic-andesite flows. Feldspar phenocrysts up to 1 cm occur. These rocks overlie Nicola rocks, filling pre-existing basins, and are generally fresh to locally chlorite-epidote-hematite-clay altered.

Mineralization

Mineralization occurring on the Property consists of predominantly of pyrite, chalcopyrite, malachite and bornite. The copper, gold and silver values occur within Nicola Group volcanic, sedimentary and intrusive rocks. Mineralization on the Tam Property is primarily associated with syenitic intrusives and structures.

Propylitic and potassic alteration appear strongest in the volcanic rocks but extend into the syenodiorite and syenite breccias. Rocks are locally biotite hornfelsed, and contain fracture-fill and replacement chlorite, epidote, sericite, calcite, magnetite, albite, k-fedspar, biotite, and locally garnet-diopside and calc-silicate minerals. This alteration is accompanied by veins and disseminations of pyrite and chalcopyrite and locally by magnetite, bornite, native copper, molybdenite and scheelite. Pyrite is the most abundant sulphide, occurring as concentrations of up to 10% in fractures and as disseminations.

While the original mineral occurrences were located as a result of regional prospecting for copper, follow-up mapping, prospecting, geochemical and geophysical surveys were successful in locating numerous copper showings within the area of the present day Tam and Mat claims.

Recent Exploration

During the period 2004 November 11 to 2004 December 11 a program consisting of grid establishment, linecutting, GPS surveying and induced polarization surveys was completed on the Property. The data was processed and analyzed during December 2004 and January 2005.

Grid Establishment

A survey grid, comprised of 11 east-west oriented lines of various lengths, spaced at 150 metre intervals was established across a portion of the Property. A total of 25.5 kilometres of grid was surveyed, cut and stations established at 50 metre intervals. The lines were laid out utilizing a Trimble Pathfinder ProXR used in conjunction with a CDGPS real-time differential receiver. Chainage stations were established during the initial GPS layout from which two man crews cut and tight chained the lines. After the grid was cut and stations established, four to five stations on each line were surveyed in three dimensions to provide control for the IP survey. A minimum of 250 fixes were collected from each control station and averaged to produce the final coordinates. All maps shown are projected in UTM zone 10 N and utilize the North American Datum 1983. Heavy snowfall impeded the progress of linecutting and the IP survey.

IP Survey

An IP survey was conducted on the southern lines for a total of about 18.75 line kilometres on nine lines. Stations were read at 50 metre intervals except on the two northernmost surveyed lines for which some of the reading were taken at 100 metre intervals. The lines were surveyed with IP equipment for seven full lines and two partial lines. Three dimensional IP measurements were gathered using a GDD transmitter.

An examination of this geophysical data set suggests three lithologic trends:

1.	near surface overburden and water tables - low resistivity in low lying swampy areas and in clearcuts where the water collection properties are high and drainage capacity reduced,

2.

500 by 500 metre anomaly of high chargeability and high resistivity extending vertically. High resistivity continues to the southeast whereas the high chargeability zone extends to the northwest. A break in the zones occurs at about 150 metres below surface separated by a boundary, 063°, and

3.	300° trending, approximately 150 metre wide band of moderately high resistivity and high chargeability.

Resistivity

The resistivity data collected over the portion of the Tam Grid which was surveyed shows two anomalous features and three resistivity zones. The zones of resistivity show a zone of high, a zone of low, and a zone of moderate resistivity between the other two. A large resistive body dominates the zone of high resistivity. One linear feature of resistivity exists in the northeast corner.

Chargeability

Two polarizable areas exist on the portion of the Tam Grid which was surveyed. One of them is a linear feature. The other is a vertical feature at depth that grows in cross sectional area and is surrounded by a general zone of chargeability as it nears surface.

The anomalous chargeability feature in the center of the grid is a 400 metre diameter near vertical structure at depth. Above 200m the feature has two lobes, one to the east and one to the west. The eastern lobe is smaller, 250 by 100 metres, than the western lobe, 300 by 500 metres. The two lobes merging to one at depth may be due to the inversion process so that in reality the two lobes could remain distinct at depth.

Historical Data Verification

All of the geochemical and drilling results referred to in the section on History were conducted by other companies and much of the work was done prior to the implementation of NI 43-101. The senior author obtained copies of the 1989 soil geochemical results in both paper format and in digital copy directly from Acme Analytical Ltd., the laboratory that did the analysis. Portions of the 1989 grid were re-located and surveyed. While the authors can not vouch for the quality of the sampling in the field they do feel that the samples are accurately located. Upon cursory examination of the raw geochemical data it appears to be of reasonable quality.

The work conducted in 2001 by GWR Resources Inc. was done by David Blann, P. Eng. Mr. Blann routinely re-analysed samples and inserted duplicate samples into the sample stream as part of his quality control program. The authors have copies of all reports, data and assay sheets from this program and are certain that the data is valid.

Interpretation and Conclusion

The Tam property is situated in an area of widespread copper and gold mineralization which is underlain by altered volcanics and alkalic intrusives. The geology is of the same age and lithologies as that which underlies the Mt. Polley and the QR deposits.

Earlier exploration on the property located widespread mineralization on and in the vicinity of the claims. Between 1967 and 1990 a number of copper-gold-silver mineralized occurrences were located and partially tested by trenching, percussion drilling and diamond drilling. Significant copper-gold-silver mineralization is present on the Tam and Mat claims in and adjacent to volcanic-intrusive contacts in propylitic and potassic altered rocks, however, to date this mineralization has not been located in economic amounts.

Three geophysical features within the Tam grid are of particular interest:

1.

From surface to 200 metres below surface a geological contact with a trend of 063° (L1) divides the grid. South east of this line the formation is resistive with a low chargeability. Northwest of this line is a band of moderate resistivity and high chargeability. Further to the northwest, past the band of moderate resistivity and high chargeability, is a formation of low resistivity and low chargeability.

2.

Below 200 metres the linear feature L1 cuts through a zone of high resistance and high chargeability, Z1. The size of this apparently cylindrical feature appears to have a diametre of 200 metres. This diametre may be exaggerated due to its depth.

3.	Between 50 metres and 150 metres below surface in the north east corner of the grid is a linear feature (L2) of high resistance and high chargeability.

The structure Z1 appears closed off and well defined. The structure L2, on the other hand, is open to the north and to the west. It is recommended that the Tam grid be extended to cover these regions and close off this area of interest. This may locate an area in which this feature reaches surface or spurs from a more massive body.

Evidence of porphyry and alteration systems often appear as both resistivity (related to silicification) and chargeability (related to sulfide mineralization) variations. Anomalous responses in these two parametres do not necessarily coincide, but often are displaced with respect to each other, reflecting the zonation in the system. The distribution of gold or other precious metals within the system will not be directly apparent in the geophysical data. However, as the exploration model matures, the geophysical data is useful to focus attention to favorable areas within the system.

The Induced polarization survey has produced several anomalous resistivity and chargeability responses that can be interpreted as exploration targets that warrant further investigation. The 2004 IP survey clearly shows that the IP anomaly in the central portion of the property is at a depth greater than 200 metres below surface. None of the previous drilling in this area has penetrated to this depth.

Other areas of copper mineralization which have not been evaluated are reported in trenches and along road cuts on the Tam and Mat claims. In the 1990 Liberty Gold Corp. report, occurrences of chalcopyrite and pyrite in syenite breccia are noted in the area of 2300S/50E (“old grid” coordinates) and a sample of strongly fractured, argillic altered andesite in a trench at 1900S/25W (“old grid” coordinates) reportedly returned weak copper and gold mineralization. Malachite is reported in a northeast trending felsite dyke at about 1900S/850W (“old grid” coordinates) (G.E.White, 1990). Pyrite, malachite and chalcopyrite mineralization in syenodiorite were noted in old dozer trenches dug by Coranex Ltd. in the area of 1300S between 200W and 200E. A long dozer trench in the vicinity of 1300S near 100E contains minor pyrite, malachite and trace amounts of chalcopyrite in altered andesite. Malachite with minor pyrite, chalcopyrite and magnetite occurs in altered, fractured andesite exposed in an old landing on the west side of Tam 3 near 1900S/1100W (all “old grid” coordinates). These areas need to be relocated, prospected and sampled.

The mineralization encountered in the limited trenching and drilling on the property is insufficient to account for the strength or the size of the geochemical anomalies. Numerous untested copper soil anomalies with values in the 200 ppm to 2,000 ppm copper range situated on the southeast side, the northeast and the south central areas of the property warrant further investigation.

Recommendations

The Property warrants further exploration for copper-gold mineralization. It is recommended that the Company undertake the following phased, success contingent program to further evaluate the Property:

Phase I:

Work Program	Particulars / Time Estimate	Estimated Cost
Grid Preparation: extend the cut grid to the north to 5757350 N (750 metres north of the 2004 IP survey)	Cut line: 10 line km	$15,000
Geophysics: conduct an IP survey from 5756600 N to 5757350 N. Conduct a magnetic survey over the entire grid. Magnetic readings should be taken every 50 metres along lines spaced 50 metres apart.	IP survey: 14.5 line km Mag survey: 92 line km	$25,000 $10,000
Soil geochemistry: collect soil samples from 5755800 N to 5757500 N between 619000 E and 620600 E. Soils should be collected utilizing a soil auger at 50 metre intervals along lines spaced 50 metres apart.	Grid preparation Soil sampling Sample analysis: 1,300 samples	$4,500 $5,600 $32,500
GPS surveying: conduct a GPS survey of all roads, drill holes, trenches and outcrops.	Allow 10 days	$4,500
Geological mapping: the geological mapping should be extended to cover the entire property at a scale of 1:5,000. Showings should be mapped at a scale of 1:500.	Allow 2 men for 15 days	$11,250
Sampling: older trenches which show signs of alteration and mineralization should be cleaned out, re-mapped and re- sampled. Outcrops on new roads should be sampled.	Trench rehabilitation Mapping & sampling Sample analysis (100 samples)	$5,000 $3,750 $2,500
Trenching: areas of anomalous soil geochemistry should be trenched using an excavator if bedrock is not too deep. Detailed mapping and sampling of the bedrock should be conducted prior to reclamation.	10 days of machine time	$15,000
Travel, room & board, fuel, equipment, rentals & field costs.		$25,000
Reporting and supervision.		$35,000
	Subtotal:	$194,600
	Contingency @ 10%:	$19,460
	Total Phase I:	$214,060

Phase II:

Contingent upon the success of Phase I in locating significant alteration and mineralization and in defining a target, a program of diamond drilling would be warranted.

As at December 31, 2005 a total of $174,759 has been expended by the Company on exploration of the Property.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This discussion should be read in conjunction with the audited financial statements of the Company and related notes included therein.

All statements other than statements of historical facts included in this Form 20-F, including, without limitation, the statements under “Operating and Financial Review and Prospects,” “Information on the Company,” and “Property, Plant and Equipment” and located elsewhere herein regarding industry prospects and the Company’s financial positions are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company’s expectations (“Cautionary Statements”) are disclosed in this Form 20-F, including, without limitation, in conjunction with the forward-looking statements included in this Form 20-F under “Item 3(D) – Risk Factors.” All subsequent written and oral forward-looking statements attributed to the Company or persons acting on its behalf are expressly qualified in their entirety by the Cautionary Statement. There is significant risk that actual results will vary, perhaps materially from results projected depending on such factors as changes in general economic conditions, financial markets, gold prices and other metals, technology and exploration hazards.

A. Operating Results

Operating Results of the Company

The Company was incorporated on June 9, 2004, and as such does not have three years’ annual financial information.

Twelve months ended December 31, 2005

In the 12 months period ended December 31, 2005 the Company’s net loss totalled $6,389 (loss per share of $0.001) compared to a net loss of $9,227 (loss per share of $0.004) from incorporation on June 9, 2004 to December 31, 2004.

Total expenses were $28,091. The largest expense was accounting and audit ($17,005). Not reflected in the statement of income and loss were $135,105 of costs incurred by the Company in undertaking its initial public offering and gaining a listing on the Exchange (including stock based compensation of $17,551 pertaining to warrants issued to the Company’s sponsor on gaining a public listing). That amount was deducted from the calculation of share capital, as reflected on the Company’s balance sheet.

Comparison of Canadian GAAP and United States GAAP for 2005

See Note 7 to the financial statements of the Company for a comparison of Canadian and United States GAAP as applicable to the Company’s operations. Any GAAP differences did not result in a difference in the financial position, results of operations or cash flow of the Company during this period, except for corresponding decreases in total assets and shareholders’ equity resulting from the expensing of mineral property acquisition and exploration costs.

Comparison of Canadian GAAP and United States GAAP as applicable to the Company’s operations

Under Canadian GAAP, mineral property interests and deferred exploration costs, including acquisition and exploration costs, can be carried at cost and written down if the properties are abandoned, sold or if management determines there to be an impairment in value. Under United States GAAP, mineral property interests and deferred exploration costs are expensed as incurred. Once a final feasibility study has been completed, additional costs incurred to bring the mine into production are capitalized as development costs. Costs incurred to access ore bodies identified in the current mining plan after production has commenced are considered production costs and are expensed as incurred. Costs incurred to extend production beyond those areas identified in the mining plan where additional reserves have been established are deferred as development costs until the incremental reserves are produced. Capitalized costs are amortized using the unit-of-production method over the estimated life of the ore body based on proven and probable reserves.

B. Liquidity and Capital Resources

Liquidity and Capital Resources of the Company

To date, all funding for the Company's business and ongoing operations has come from common share issuances. During the period ended December 31, 2004 the Company raised net proceeds of $160,729 in equity. No further funds were raised until September 2005 when the Company completed its IPO and raised net proceeds of $384,650 of equity.

The Company had cash on hand of $339,499 as of December 31, 2005 (December 31, 2004 - $65,202) an increase of $274,297. The increase in cash is due to the $500,000 gross proceeds from the IPO. The Company reduced its accounts payable, incurred $135,105 of share issue costs pertaining to its initial public offering, and incurred $28,091 of general and administrative expenses during the 12 months ended December 31, 2005. The Company also recorded a future income tax liability on the renunciation of flow-through shares. As at December 31, 2005 the Company had working capital of $326,152 (December 31, 2004 - working capital of $39,497).

The Company does not have any long-term debt or other obligations.

As at December 31, 2005 the Company had 150,000 agent’s share purchase warrants outstanding which, if exercised, would generate a total of $37,500 for the Company.

Capital Requirements

The Company's greatest cash requirements during the next 12 months will be for funding its business operations. The Company has sufficient cash reserves to complete the first phase of work on the Property. Thereafter, the Company intends to raise additional capital through a private placement or public offering of stock, to continue work on the Property, or to expand its business operations. The Company believes it will need to raise additional funds in order to maintain and expand its operations, and its ability to maintain and expand operations will therefore depend upon its ability to raise additional funds through bank borrowings, equity or debt financing. There is no assurance that the Company will be able to obtain additional funding when needed, or that such funding, if available, can be obtained on terms acceptable to the Company.

Failure to obtain such additional funding could result in delay or indefinite postponement of some or all of the Company's work on the Property. Any funds raised by the Company through the issuance of equity or convertible debt securities will cause the Company's current stockholders to experience dilution. Such securities may grant rights, preferences or privileges senior to those of the Company's common stockholders.

There is no assurance that the Company will earn revenue, operate profitably or provide a return on investment to its security holders.

As of the date of this Form 20-F, the Company has 6,715,272 issued and outstanding common shares and 113,250 outstanding agent’s share purchase warrants.

As at December 31, 2005, the Company had working capital in the amount of $291,804. The Company expects that these funds will be sufficient for the next twelve months and will be expended as follows:

Description	Amount
Balance of Phase 1 work program on the Property[1]	$ 39,301
Overhead Costs for the next 12 months	40,000
Unallocated Working Capital	212,503
TOTAL	$291,804

1.	First recommended work phase has an estimated cost of $214,060, of which the Company has spent $174,759 as of December 31, 2005.

In the long term, the Company's financial success will be dependent on the extent to which it can discover mineralization and establish the economic viability of developing mineral properties. Such development may take years to complete and future cash flows, if any, are difficult to determine with any certainty. The realization value of any mineralization discovered by the Company is largely dependent on factors beyond the Company's control such as the market value of the metals produced.

The Company’s mineral property currently does not have reserves.

Recent Accounting Pronouncements

Guarantees

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”), which requires certain disclosures to be made by a guarantor in its interim and annual financial statements for periods ending after December 15, 2002 about its obligations under guarantees. FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees entered into or modified after December 31, 2003. FIN 45 requires the guarantor to recognize a liability for a non-contingent component of certain guarantees; that is, it requires the recognition of a liability for the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of a guarantee at inception. This is substantially consistent with the CICA Accounting Guideline AcG-14, Disclosure of Guarantees. The Company does not have any guarantees under these standards.

Variable Interest Entities

The Financial Accounting Standards Board (FASB) has published a revision to Interpretation 46 (“46R”) to clarify some of the provisions of FASB Interpretation No. 46, Consolidation of Variable Interest Entities, and to exempt certain entities from its requirements. The additional guidance is being issued in response to input received from constituents regarding certain issues arising in implementing Interpretation 46.

Under the new guidance, special effective date provisions apply to enterprises that have fully or partially applied Interpretation 46 prior to issuance of this revised Interpretation. Otherwise application of Interpretation 46R (or Interpretation 46) is required in financial statements of public entities that have interests in securities that are commonly referred to as special-purpose entities for periods ending after December 15, 2003. Application by public entities, other than small business issuers, for all other types of variable interest entities is required in financial statements for periods ending after March 15, 2004. Application by small business issuers to variable interest entities other than special-purpose entities and by non-public entities to all types of variable interest entities is required at various dates in 2004 and 2005. In some instances enterprises have the option of applying or continuing to apply Interpretation 46 for a short period of time before applying this revised Interpretation. The Company does not have any interests in variable interest entities, under this standard

C. Research and Development, Patents and Licenses, etc.

Not applicable

D. Trend of Information

Not applicable

E. Off-balance sheet arrangements

Not applicable

F. Tabular disclosure of Contractual Obligations

Not applicable.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information as of December 31, 2005 about the Company’s current directors and senior management:

Name	Age	Position	Other Reporting Companies in Canada or the United States
			Company	Position
Darryl Cardey	37	Chief Executive Officer, President and Director	n/a
Mark T. Brown	Chief Financial Officer (CFO)	Orphan Boy Resources Inc.
Portal de Oro Resources Ltd.
Strategem Capital Corporation
Sutter Gold Mining Inc.
Ameriplas Holdings Ltd.
Rare Element Resources Ltd.
Crosshair Exploration & Mining Corp.
Garibaldi Granite Corp.
Target Exploration & Mining Corp.
Tarsis Capital Corp.
Mediterranean Resources Ltd.
SYMC Resources Ltd.
Rockhaven Resources Ltd.
			Pitchstone Exploration Ltd.	Director Director Director Director Director Director, CFO CFO Director Director Director Director Director, CFO Director CFO
Michael Moore	38	Director	Playfair Mining Inc. Kermode Resources Ltd.	Director Director
Jeffrey Lightfoot	46	Director	Amerix Precious Metals Corp. Playfair Mining Ltd. Avani International Group Inc.	Director Director Director

Darryl S. Cardey, President, CEO and Director

Mr. Cardey has been President, CEO and a director of the Company since its incorporation on June 9, 2004. Mr. Cardey holds a Chartered Accountant’s degree from the Institute of Chartered Accountants, British Columbia,

granted May 8, 2003. He obtained a Bachelor of Commerce degree from the University of British Columbia in May, 1990.

From November, 1995 to September 1999 Mr. Cardey was Chief Financial Officer of Mercury Scheduling Systems (a public company listed on the Canadian Venture Exchange (as it was then known), involved in the business of scheduling work loads for pilots and flight attendants for passenger airlines). From March 2000 to July, 2001 he was Chief Financial Officer and a director of Vantage Point Systems Inc. (a public company listed on the CDNX involved in the business of providing software solutions for the packaging and corrugated box industry). Since that time, Mr. Cardey has been the President and sole owner of Cardey Management Corp., a private British Columbia company involved in the business of venture capital financing and investments.

Mr. Cardey, in his capacities as President and CEO, has been engaged by the Company as an independent contractor. See “Executive Compensation” below for details of his compensation. He devotes approximately 30% of his time to the business and affairs of the Company. If and when more of his time is required by the Company, he is prepared to devote as much more time as is necessary. He has not entered into any non-competition or confidentiality agreement with the Company.

Mr. Cardey does not have any direct experience in managing a junior mineral exploration company.

Mark T. Brown, CFO

Mr. Brown has been Chief Financial Officer of the Company since June 18, 2004; and was a director of the Company from June 18, 2004 until January 5, 2005. Mr. Brown holds a Chartered Accountant’s designation from the Institute of Chartered Accountants, British Columbia, granted November 3, 1993. He obtained a Bachelor of Commerce degree from the University of British Columbia on June 25, 1990.

Since December 1997, he has been President of Pacific Opportunity Capital Ltd., a private company involved in the business of providing administration, accounting and financial management to small and emerging public and private companies. He is and has been a director or officer of a number of reporting issuers; many of which are involved in the mineral exploration business.

Mr. Brown is not an employee of the Company, and in his capacity as CFO will dedicate approximately 10% of his time to the affairs of the Company, and is prepared to spend as much more of his time as may from time to time be required by the Company. Mr. Brown is not a party to any non-competition or confidentiality agreement with the Company. As an accountant, Mr. Brown may be involved in providing accounting services to the Company on a fees for services basis.

Michael P. Moore, Director

Mr. Moore has been a director of the Company since June 18, 2004. Mr. Moore holds a Bachelor of Science (Honours) degree from Carleton University, Ottawa, Ontario and a Professional Geologist degree granted by APEGBC on November 15, 1994.

Mr. Moore has been self employed as a consulting geologist since June, 1989. In this capacity he has acquired extensive knowledge and experience in the exploration for minerals, in British Columbia and internationally. The majority of his consulting work has been for junior mineral exploration companies. Mr. Moore is currently an officer of two other junior mining companies listed on the TSX Venture Exchange, Playfair Mining Inc. and Kermode Resources Ltd.

Mr. Moore is not an employee of the Company, and in his capacity as director will only dedicate approximately 10% of his time to the affairs of the Company. Mr. Moore is not a party to any non-competition or confidentiality agreement with the Company. As a consulting geologist, Mr. Moore may be involved in providing services to the Company on a fees for services basis.

Jeffrey B. Lightfoot, Director

Mr. Lightfoot has been a director of the Company since January 5, 2005. Mr. Lightfoot holds a Bachelor of Laws degree from Osgoode Hall Law School, Toronto, Ontario (1984); as well as a Bachelor of Business Administration degree from Wilfrid Laurier University, Waterloo, Ontario (1981).

Mr. Lightfoot has been a member of the Law Society of British Columbia since September, 1985; and a Partner with the law firm of Maitland & Company since March, 1994. He specializes in securities law issues, with a focus on junior companies listed on the TSX Venture Exchange.

Mr. Lightfoot has been a director and/or officer of a number of public companies listed on the TSX Venture Exchange and is currently a director of the following reporting companies: Amerix Precious Metals Corporation, Playfair Mining Ltd., and Avani International Group Inc. (OTC-BB).

Mr. Lightfoot is not an employee of the Company, and in his capacity as director will only dedicate approximately 5% of his time to the affairs of the Company. Mr. Lightfoot is not a party to any non-competition or confidentiality agreement with the Company. As a partner of Maitland & Company, legal counsel for the Company, Mr. Lightfoot will be involved in providing legal services to the Company on a fees for services basis.

Neither the Company nor any of its officers, directors or controlling shareholders has (i) been the subject of any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority, (ii) entered into a settlement agreement with a Canadian securities regulatory authority, or (iii) been subject to any other penalties or sanctions imposed by a court or regulatory authority that would likely be considered important to a reasonable investor making an investment decision.

B. Executive Compensation

There are presently two Executive Officers of the Company namely, Darryl Cardey (President and Chief Executive Officer) and Mark T. Brown (Chief Financial Officer). “Executive Officer” means the president, any vice-president in charge of a principal business unit such as sales, finance or production, any officer of the Company or a subsidiary who performs a policy-making function for the Company whether or not that person is also a director of the Company or the subsidiary, and the chairman and any vice-chairman of the board of directors of the Company if that person performs the functions of that office on a full-time basis.

The Company has not paid and will not be paying in the immediate future any direct compensation to its President for his services other than the issuance of incentive stock options (see “Options and Stock Option Appreciation Rights (SARs)” below). The Company has paid Mr. Brown, its Chief Financial Officer, the sum of $9,005 for accounting services during the nine month period ended December 31, 2005.

Options and Stock Appreciation Rights (SARs)

The Company does not have any stock options outstanding. However, the Company does have a 10% rolling stock option plan (“Stock Option Plan”) in place, and is eligible to grant up to 647,852 incentive stock options thereunder.

The Company has adopted a Stock Option Plan pursuant to which it may grant incentive stock options to directors, officers, employees and consultants of the Company or any affiliate thereof. The Stock Option Plan has been prepared so as to meet Exchange requirements.

The purpose of the Stock Option Plan is to allow the Company to grant options to directors, officers, employees and consultants so as to: (i) provide additional incentive and compensation, (ii) provide an opportunity to participate in the success of the Company, and (iii) align the interests of such persons with those of the Company’s shareholders.

The following information is intended as a brief description of the Stock Option Plan:

1.	The term of any options will be fixed by the board of directors at the time such options are granted, provided that options will not be permitted to exceed a term of five years.

2.

The exercise price of any options will be determined by the board of directors, in its sole discretion, but shall not be less than the closing price of the Company’s shares on the day preceding the day on which the directors grant such options, less any discount permitted by the Exchange, subject to a minimum exercise price of $0.10 per Share.

3.	Vesting requirements may be imposed as determined by the directors; and a four month hold period will apply to all shares issued upon the exercise of an option, commencing from the date of grant.

4.	All options will be non-assignable and non-transferable.

5.

Options to acquire not more than (i) 5% of the issued shares may be granted to any one individual in any 12 month period; and (ii) 2% of the issued shares may be granted to a consultant, or an employee performing investor relations activities, in any 12 month period.

6.

If the option holder ceases to be a director of the Company or ceases to be employed by the Company (other then by reason of death), as the case may be, then the option granted shall expire on no later than the 90th day following the date that the option holder ceases to be a director or ceases to be employed by the Company, subject to the terms and conditions set out in the Stock Option Plan. However, if the option holder is engaged in investor relations activities the options must expire within 30 days after the option holder ceases to be engaged by the Company to provide investor relations activities.

7.

Disinterested shareholder approval must be obtained for (i) any reduction in the exercise price of an outstanding option, if the option holder is an insider; (ii) any grant of options to insiders, within a 12 month period, exceeding 10% of the Company’s issued Shares; and (iii) any grant of options to any one individual, within a 12 month period, exceeding 5% of the Company’s issued Shares.

8.	Options will be reclassified in the event of any consolidation, subdivision, conversion or exchange of the Company’s shares.

9.	The Stock Option Plan is subject to receipt of annual Exchange acceptance to its filing.

Compensation of Directors and Officers

Except for the issuance of incentive stock options (see “Options and Stock Appreciation Rights (SARs)” above):

(a)

the Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year;

(b)	none of the Company’s directors have received any manner of compensation for services provided in their capacity as directors during the Company’s most recently completed financial year; and

(c)

the Company’s board of directors has determined that no officer of the Company will be compensated except on a fees for services basis. In this regard: (i) Mr. Michael Moore will receive compensation for any geological services provided; (ii) Mr. Lightfoot will receive compensation for any legal services provided; and (iii) Mr. Brown will receive compensation for any accounting services provided. No compensation will be paid to Mr. Cardey in his capacity as President or CEO.

Any stock options to be granted by the Company to its directors (and to its officers, employees and consultants as allowed under the Stock Options Plan) will be granted as an incentive for future services to be provided to the Company.

Long Term Incentive Plan (LTIP) Awards

The Company does not provide any retirement benefits for its directors or officers; nor does it have any long term incentive plan or stock appreciation rights plan.

Defined Benefit or Actuarial Plan Disclosure

The Company has no defined benefit or actuarial plans.

C. Board Practices

The Board of Directors of the Company is currently comprised of Darryl Cardey, Michael Moore and Jeffrey Lightfoot. Each director of the Company is elected annually and holds office until the next annual general meeting of shareholders unless that person ceases to be a Director before then. The Board of Directors currently has one committee; the Audit Committee. The Audit Committee is comprised of Messrs. Cardey, Moore and Lightfoot. This committee is responsible for reviewing the Company’s financial reporting procedures, internal controls and the performance of the Company’s external auditors. The committee is also responsible for reviewing quarterly financial statements and the annual financial statements.

D. Employees

As at the date of this Form 20-F, the Company has no full-time employees. Each of the Company’s directors and officers spends as much time as is required to carry on the day-to-day business of the Company.

E. Share Ownership

The following table lists as of the date of this Form 20F, the share ownership, including options and share purchase warrants of all of the Company’s Directors and members of its administrative, supervisory and management bodies. The Company has only one class of shares issued and outstanding, namely, common shares, with no par value, and all of the common shares have the same voting rights.

Name	Number of Shares Held (1)	Percentage of Shares Held(2)
Darryl Cardey	950,000	14.44%
Michael Moore	650,000	9.88%
Mark T. Brown	550,000	8.36%
Jeffrey Lightfoot	76,923	1.17%

(1)	All of these shares are held in escrow.
(2)	The percentage ownership is based on 6,578,522 shares outstanding as of December 31, 2005.

There are no outstanding options or share purchase warrants issued to officers, directors or senior management of the Company.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of December 31, 2005, to the best of the Company’s knowledge, the following parties have ownership of 5% or greater of the Company’s common shares, all of which have the same voting rights attached thereto as all other common shares of the Company:

Name	Number of Common Shares Held	Percentage of Common Shares Held
Darryl Cardey[1]	950,000	14.44%
Michael Moore[2]	650,000	9.88%
Mark T. Brown	550,000	8.36%

1.	Shares registered to Cardey Management Corp., a private British Columbia company controlled by Darryl Cardey.
2.	Shares registered to Inclination Earth Sciences Inc., a private British Columbia company controlled by Michael Moore.

As of December 31, 2005 the Company had 21 shareholders of record, of which 295,000 shares were held by two shareholders of record who are non-resident in Canada.

Other than as disclosed above the Company is not aware of any other company, any foreign government or any other person, jointly or severally, that directly or indirectly controls the Company. The Company is not aware of any arrangements the operation of which may at a future date result in a change in control of the Company.

B. Related Party Transactions

Related party transactions as of December 31, 2005 included the payment of $9,005 (to December 31, 2004 - $250) to a private company controlled by the CFO for accounting services provided, and $28,050 (to December 31, 2004 -$898) paid for legal fees to a firm of which a director of the Company is a partner. The Company expects to incur additional ongoing fees to these related parties.

These transactions were in the normal course of operations and were recorded at the exchange amount which is the amount of consideration agreed to by the related parties.

Item 8. FINANCIAL INFORMATION

A. Financial Statement and Other Financial Information

See Item 17 for Audited Financial Statements of the Company for the period from its incorporation on June 9, 2004 to December 31, 2004 and unaudited Interim Financial Statements of the Company for the 12 months ended December 31, 2005.

The Company knows of no pending legal or arbitration proceedings including those relating to bankruptcy, governmental receivership or similar proceeding and those involving any third party against it, nor is the Company involved as a plaintiff in any material pending litigation.

The Company knows of no pending proceedings to which any director, member of senior management, or affiliate is either a party adverse to the Company or its subsidiaries or has a material interest adverse to the Company or its subsidiaries.

To the best of the Management’s knowledge, the Company has not since the date of its incorporation, declared or paid any dividends, nor does it intend to declare any dividend for the foreseeable future.

B. Significant Changes

Since the date of the audited financial statements for the period ending December 31, 2004 the following significant changes have occurred:

  The Company completed its initial public offering in which gross proceeds of $500,000 were raised. The offering was made under the Company’s prospectus dated June 27, 2005 which is available to view on the SEDAR website (www.sedar.com).

  The TSX Venture Exchange accepted the Company’s listing application dated June 27, 2005. Trading in the Company’s common shares commenced at the opening on September 22, 2005 under the symbol TAT.

Item 9. THE OFFER AND LISTING

A. Offer and Listing Details

Not applicable.

B. Plan of Distribution

Not applicable.

C. Markets

The Common Shares of the Company are listed on the TSX Venture Exchange under the symbol TAT. The following table sets out the market price range of the Common Shares on the Exchange for the periods indicated.

	High	Low	Trading
Period	(Cdn$)	(Cdn$)	Volume
September 22 to September 30 (1)	0.0	0.0	0.0
October, 2005	0.56	0.40	7,000
November, 2005	0.56	0.48	7,000
December, 2005	0.62	0.56	10,000
January, 2006	0.71	0.70	7,000
February, 2006	0.67	0.60	16,000
March, 2006	0.72	0.72	1,500
April, 2006	0.93	0.65	36

(1) The Company commenced trading on the Exchange on September 22, 2005.

There is no active trading market for the Company’s shares in the United States, although United States residents may purchase the Company’s common shares through the Exchange in Canada.

As a foreign private issuer the Company will be subject to certain of the reporting obligations of the Act including:

(1)

filing an annual report, on a Form 20-F, within six months after the end of the Company’s fiscal year end which form must include audited financial statements in compliance with US GAAP and US accounting standards; and

(2)

filing periodic reports on Form 6-K, any “significant information” with respect to the Company and its subsidiaries which the Company (i) is required to make public in its own country, (ii) has filed with a non-U.S. stock exchange on which the Company’s securities are traded and which the exchange has make public, or (iii) has distributed to holders of its securities, either directly or through a press release.

As a foreign private issuer the Company is not be subject to the reporting obligations of the proxy rules of Section 14 of the Act nor the short-swing profit recovery provisions contained in Section 16 of the Act.

Item 10. ADDITIONAL INFORMATION

A. Share Capital

Common Shares

The Company is authorized to issue an unlimited number of common shares without nominal or par value of which 6,578,522 are issued and outstanding as at December 31, 2005, as fully paid and non-assessable. There are 150,000 common shares reserved for issuance pursuant to outstanding share purchase warrants.

The following table reconciles the number of shares of common stock issued and outstanding from the date of incorporation on June 9, 2004 to December 31, 2005:

		Price	Amount
Shared Issued	Number	per Share	(Cdn$)

Private Placement	2,075,000	$0.01	$20,750
Issued for Property	250,000	$0.065	16,250
Private Placement	2,153,522	$0.065	139,979
Balance at December 31, 2004	4,478,522		$176,979
Share issue costs[1]			(34,348)
Initial public offering	2,000,000	$0.25	500,000
- less Share issue costs			(135,105)
Issued for Property	100,000	$0.62	$62,000
Balance at December 31, 2005	6,578,522		$569,526

1.	Company recorded $34,348 in share issue costs to offset the future income tax liability recorded on the renunciation of the exploration expense for the flow through shareholders.

Options

As at December 31, 2005 there were no stock options outstanding.

Share Purchase Warrants

As at December 31, 2005, the Company had the following share purchase warrants outstanding:

Number of Warrants Outstanding	Potential Number of Shares to be Issued	Exercisable Until	Exercise Price per Share
150,000	150,000	22/Sept/06	$0.25

The share purchase warrants were issued to the Company’s sponsoring broker, Golden Capital Securities Ltd., at the time the Company obtained its listing on the TSX Venture Exchange.

B. Articles of Incorporation of the Corporation

(1)	The Company’s objects and purposes as set forth in the Company’s Articles: The Company’s Articles are silent as to the Company’s objects and purposes.

(2)	Number of shares, if any, required for qualification as a director:

	A	Director is not required to hold shares issued by the Corporation.

(3)	Borrowing Power of the Directors:

The Board may without authorization of the Shareholders,

	(a)	borrow money on the credit of the Company;
	(b)	issue, reissue, sell or pledge debt obligations of the Company;
	(c)	guarantee on behalf of the Company to secure performance of an obligation of any person; and
	(d)	mortgage, charge, by specific or floating charge, grant a security interest in or give other security on, the whole or any part of the present or future assets and undertaking of the Company.

(4)	Remuneration and Expenses of the Directors:

The directors are entitled to remuneration for acting as directors if the directors so determine. If the directors so decide, such remuneration, if any, will be determined by the Company’s board of directors. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company, as such, who is also a director.

The Company must reimburse each director for reasonable expenses incurred in and about the business of the Company.

Directors may be paid special remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, if he or she performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, and such remuneration may be in addition to or substitution for, any other remuneration paid to such director.

(5)	Conflict of Interest:

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or senior officer, must disclose the nature and extent of the conflict. A director who holds such a disclosable interest in a contract or transaction in which the Company is involved is not entitled to vote on any directors’ resolution to approve that contract or transaction unless all of the directors have a disclosable interest in such contract or transaction, in which case any or all of those directors may vote on such resolution.

(6)	Age of Directors:

A director must be at least 18 years of age; there is no upper age limitation requirement for directors in the Company’s Articles.

(7)	Rights, preferences and restrictions attaching to each class of shares:

Common Shares

The Common Shares of the Company shall have attached to them the following special rights and restrictions:

(i)

Voting: Each holder shall be entitled to receive notice of and attend all shareholder meetings of the Company and shall have one vote for each Common Share held at all shareholder meeting except those at which only holders of another specified class or series of shares of the Company are entitled to vote separately as a class or series.

(ii)

Dividends: Subject to the rights and restrictions attached to any other class of shares of the Company, the holders of Common Shares are entitled to dividends if and when declared by the directors of the Company, in such amount and in such form as the directors may from time to time determine.

(iii)

Liquidation, Dissolution or Winding-Up: Subject to the rights and restrictions attached to any other class of shares of the Company, the holders of Common Shares are entitled to share equally in the remaining property of the Company upon liquidation, dissolution or winding-up of the Company.

(8)	Meetings of Shareholders:

(i)

Annual Meeting: Company must hold an annual general meeting once in each calendar year and not more than 15 months after the last annual meeting date at a time and place determined by the directors. If all shareholders entitled to vote at an annual general meeting consent by unanimous resolution to all business that is required to be transacted at that annual general meeting, then the annual general meeting shall be deemed to have been held on the date of such unanimous resolution.

	(ii)	Special Meetings: The directors may at any time call a special meeting of shareholders.

(iii)

Quorum: The quorum required for the transaction of business at a shareholders’ meeting is one person who is or represents by proxy one or more shareholders who, in the aggregate, at least 5% of the issued shares entitled to be voted at the meeting.

	(iv)	Special Majority: The majority of votes required for the Company to pass a special resolution at a meeting of shareholders if two-thirds (2/3) of the votes cast on the resolution.

	(v)	Casting Vote: In case of an equality of votes, the chairman of the meeting does not have a casting or deciding vote.

(9)	Limitations on rights to own securities of the Company:

The Investment Canada Act (the “ICA”), enacted on June 20, 1985, requires prior notification to the Government of Canada on the “acquisition of control” of Canadian businesses by non-Canadians, as defined in the ICA. Certain acquisitions of control, discussed below, are reviewed by the Government of Canada. The term “acquisition of control” is defined as any one or more non-Canadian persons acquiring all or substantially all of the assets used in the Canadian business, or the acquisition of the voting shares of a Canadian corporation carrying on the Canadian business or the acquisition of the voting interests of an entity controlling or carrying on the Canadian business. The acquisition of the majority of the outstanding shares is deemed to be an “acquisition of control” of a corporation. The acquisition of less than a majority, but one-third or more, of the voting shares of a corporation is presumed to be an “acquisition of control” of a corporation unless it can be established that the purchaser will not control the corporation.

Investments requiring notification and review are all direct acquisitions of Canadian businesses with assets of Cdn$5,000,000 or more (subject to the comments below on WTO investors), and all indirect acquisitions of Canadian businesses (subject to the comments below on WTO investors) with assets of more than Cdn$50,000,000 or with assets of between Cdn$5,000,000 and Cdn$50,000,000 which represent more than 50% of the value of the total international transaction. In addition, specific acquisitions or new business in designated types of business activities related to Canada's cultural heritage or national identity could be reviewed if the Government of Canada considers that it is in the public interest to do so.

The ICA was amended with the implementation of the Agreement establishing the World Trade Organization (“WTO”) to provide for special review thresholds for “WTO investors”, as defined in the ICA. "WTO investor" generally means:

(i)	an individual, other than a Canadian, who is a national of a WTO member (such as, for example, the United States), or who has the right of permanent residence in relation to that WTO member;

(ii)	governments of WTO members; and

(iii)	entities that are not Canadian controlled, but which are WTO investor controlled, as determined by rules specified in the ICA.

The special review thresholds for WTO investors do not apply, and the general rules described above do apply, to the acquisition of control of certain types of businesses specified in the ICA, including a business that is a “cultural business”. If the WTO investor rules apply, an investment in the shares of the Company by or from a WTO investor will be reviewable only if it is an investment to acquire control of the Company and the value of the assets of the Company is equal to or greater than a specified amount (the “WTO Review Threshold”). The WTO Review Threshold is adjusted annually by a formula relating to increases in the nominal gross domestic product of Canada. The 1999 WTO Review Threshold was $184,000,000.

If any non-Canadian, whether or not a WTO investor, acquires control of the Company by the acquisition of shares, but the transaction is not reviewable as described above, the non-Canadian is required to notify the Canadian government and to provide certain basic information relating to the investment. A non-Canadian, whether or not a WTO investor, is also required to provide a notice to the government on the establishment of a new Canadian business. If the business of the Company is then a prescribed type of business activity related to Canada's cultural heritage or national identity, and if the Canadian government considers it to be in the public interest to do so, then the Canadian government may give a notice in writing within 21 days requiring the investment to be reviewed.

For non-Canadians (other than WTO investors), an indirect acquisition of control, by the acquisition of voting interests of an entity that directly or indirectly controls the Company, is reviewable if the value of the assets of the Company is then Cdn.$50,000,000 or more. If the WTO investor rules apply, then this requirement does not apply to a WTO investor, or to a person acquiring the entity from a WTO investor. Special rules specified in the ICA apply if the value of the assets of the Company is more than 50% of the value of the entity so acquired. By these special rules, if the non-Canadian (whether or not a WTO investor) is acquiring control of an entity that directly or indirectly controls the Company, and the value of the assets of the Company and all other entities carrying on business in Canada, calculated in the manner provided in the ICA and the regulations under the ICA, is more than 50% of the value, calculated in the manner provided in the ICA and the regulations under the ICA, of the assets of all entities, the control of which is acquired, directly or indirectly, in the transaction of which the acquisition of control of the Company forms a part, then the thresholds for a direct acquisition of control as discussed above will apply, that is, a WTO Review Threshold of Cdn.$184,000,000 (in 1999) for a WTO investor or threshold of Cdn.$5,000,000 for a non-Canadian other than a WTO investor. If the value exceeds that level, then the transaction must be reviewed in the same manner as a direct acquisition of control by the purchase of shares of the Company.

If an investor is reviewable, an application for review in the form prescribed by the regulations is normally required to be filed with the Director appointed under the ICA (the "Director") prior to the investment taking place and the investment may not be consummated until the review has been completed. There are, however, certain exceptions. Applications concerning indirect acquisitions may be filed up to 30 days after the investment is consummated and applications concerning reviewable investments in culture-sensitive sectors are required upon receipt of a notice for review. In addition, the Minister (a person designated as such under the ICA) may permit an investment to be consummated prior to completion of the review, if he is satisfied that delay would cause undue hardship to the acquiror or jeopardize the operations of the Canadian business that is being acquired. The Director will submit the application to the Minister, together with any other information or written undertakings given by the acquiror and any representation submitted to the Director by a province that is likely to be significantly affected by the investment.

The Minister will then determine whether the investment is likely to be of net benefit to Canada, taking into account the information provided and having regard to certain factors of assessment where they are relevant. Some of the factors to be considered are:

(i)

the effect of the investment on the level and nature of economic activity in Canada, including the effect on employment, on resource processing, and on the utilization of parts, components and services produced in Canada;

(ii)	the effect of the investment on exports from Canada;

(iii)	the degree and significance of participation by Canadians in the Canadian business and in any industry in Canada of which it forms a part;

(iv)	the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada;

(v)	the effect of the investment on competition within any industry or industries in Canada;

(vi)	the compatibility of the investment with national industrial, economical and cultural policies;

(vii)

the compatibility of the investment with national industrial, economic and cultural policies taking into consideration industrial, economic and cultural objectives enunciated by the government or legislature of any province likely to be significantly affected by the investment; and

(viii)	the contribution of the investment to Canada's ability to compete in world markets.

To ensure prompt review, the ICA sets certain time limits for the Director and the Minister. Within 45 days after a completed application has been received, the Minister must notify the acquiror that he is satisfied that the investment is likely to be of net benefit to Canada, or that he is unable to complete his review, in which case he shall have 30 additional days to complete his review (unless the acquiror agrees to a longer period), or he is not satisfied that the investment is likely to be of net benefit to Canada.

Where the Minister has advised the acquiror that he is not satisfied that the investment is likely to be of net benefit to Canada, the acquiror has the right to make representations and submit undertakings within 30 days of the date of the notice (or any other further period that is agreed upon between the acquiror and the Minister). On the expiration of the 30-day period (or the agreed extension), the Minister must quickly notify the acquiror that he is now satisfied that the investment is likely to be of net benefit to Canada or that he is not satisfied that the investment is likely to be of net benefit to Canada. In the latter case, the acquiror may not proceed with the investment or, if the investment has already been consummated, must divest itself of control of the Canadian business.

The ICA provides civil remedies for non-compliance with any provision. There are also criminal penalties for breach of confidentiality or providing false information.

Except as provided in the ICA, there are no limitations under the laws of Canada, the Province of BC or in any constituent documents of the Company on the right of non-Canadians to hold or vote the common shares of the Company.

(10)

Provisions of Company’s articles, charter or by-laws that have the effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition, or corporate restructuring involving the Company:

None

(11)	Conditions imposed by the Company’s Articles or By-laws that are more stringent than required by law.

None

C. Material Contracts

(a)

Property Option Agreement dated October 15, 2004 between the Company and Paul S. Reynolds regarding the Company’s option to acquire the Tam Property, Lac La Hache Area, Clinton Mining Division, British Columbia, as amended by amending agreement dated effective October 15, 2005.

(b)	Agency Agreement dated June 15, 2005 between the Company and Golden Capital Securities Ltd.

(c)	Escrow Agreement dated April 14, 2005 among Darryl Cardey, Michael Moore, Mark T. Brown, Jeffrey Lightfoot, the Company and Pacific Corporate Trust Company as Escrow Agent.

(d)	Registrar and Transfer Agency Agreement dated January 15, 2005 between the Company and Pacific Corporate Trust Company.

D. Exchange Controls

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of Common Shares, other than withholding tax requirements. See “Item 10(E) – Taxation.”

There is no limitation imposed by Canadian law or by the constituent documents of the Company on the right of a non-resident to hold or vote Common Shares, other than are provided in the Investment Canada Act (Canada). The following summarizes the principal features of the Investment Canada Act (Canada).

The Investment Canada Act (Canada) requires certain “non-Canadian” individuals, governments, corporations or other entities who wish to acquire a “Canadian business” (as defined in the Investment Canada Act), or establish a “new Canadian business” (as defined in the Investment Canada Act) to file either a notification or an application for review with a governmental agency known as “Investment Canada”. The Investment Canada Act requires that certain acquisitions of control by a Canadian business by a “non-Canadian” must be reviewed and approved by the Minister responsible for the Investment Canada Act on the basis that the Minister is satisfied that the acquisition is “likely to be of net benefit to Canada”, having regard to criteria set forth in the Investment Canada Act. Only acquisitions of control rules for the determination of whether control has been acquired and, pursuant to those rules, the acquisition of one-third or more of the voting shares of a corporation may, in some circumstances, be considered to constitute an acquisition of control. Certain reviewable acquisitions of control may not be implemented before being approved by the Minister; if the Minister does not ultimately approve a reviewable acquisition which has been completed, the acquired Canadian business would be divested. Failure to comply with the review provisions of the Investment Canada Act could result in, among other things, an injunction or a court order directing disposition of assets or shares.

E. Taxation

Material Canadian Federal Income Tax Consequences

Management of the Company considers that the following discussion describes the material Canadian federal income tax consequences applicable to a holder of Common Stock of the Company who is a resident of the United States and who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his shares of Common Stock of the Company in connection with carrying on a business in Canada (a “non-resident shareholder”).

This summary is based upon the current provisions of the Income Tax Act (Canada) (the “ITA”), the regulations thereunder (the “Regulations”), the current publicly announced administrative and assessing policies of Revenue Canada, Taxation and all specific proposals (the “Tax Proposals”) to amend the ITA and Regulations announced by the Minister of Finance (Canada) prior to the date hereof. This description is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action.

Dividends

Dividends paid on the common stock of the Company to a non-resident will be subject to withholding tax. The Canada-U.S. Income Tax Convention (1980) provides that the normal 25% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as the Company) to residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation which is a resident of the United States which owns at least 10% of the voting shares of the corporation paying the dividend.

Capital Gains

In general, a non-resident of Canada is not subject to tax under the ITA with respect to a capital gain realized upon the disposition of a share of a corporation resident in Canada that is listed on a prescribed stock exchange. For purposes of the ITA, the Company is listed on a prescribed stock exchange. Non-residents of Canada who dispose of shares of the Company will be subject to income tax in Canada with respect to capital gains if:

(a)	the non-resident holder;
(b)	persons with whom the non-resident holder did not deal at arm's length; or
(c)	the non-resident holder and persons with whom the non-resident holder did not deal with at arms length,

owned not less than 25% of the issued shares of any class or series of the Company at any time during the five-year period preceding the disposition. In the case of a non-resident holder to whom shares of the Company represent taxable Canadian property and who is resident in the United States, no Canadian taxes will be payable on a capital gain realized on such shares by reason of the Canada-U.S. Income Tax Convention (1980) (the "Treaty") unless the value of such shares is derived principally from real property situated in Canada. However, in such a case, certain transitional relief under the Treaty may be available.

Material United States Federal Income Tax Considerations

The following discussion summarizes the material United States federal income tax consequences, under current law, applicable to a U.S. Holder (as defined below) of the Company's common stock. This discussion does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non resident alien individuals or foreign corporations, or shareholders owning common stock representing 10% of the vote and value of the Company. In addition, this discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial of recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. Holders and prospective holders of the Company's Common Stock are advised to consult their own tax advisors about the federal, state, local and foreign tax consequences of purchasing, owning and disposing of shares of Common Stock of the Company.

U.S. Holders

As used herein, a "U.S. Holder" is defined as (i) citizens or residents of the U.S., or any state thereof, (ii) a corporation or other entity created or organized under the laws of the U.S., or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income tax regardless of source or that is otherwise subject to U.S. federal income tax on a net income basis in respect of the common stock, or (iv) a trust whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. fiduciaries who have the authority to control all substantial decisions of the trust, whose ownership of common stock is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

Distributions on Shares of Common Stock

Subject to the passive foreign investment company rules discussed below, for cash dividends, the gross amount of any such distribution (other than in liquidation) that you receive with respect to our common shares generally will be taxed to you as dividend income to the extent such distribution does not exceed our current or accumulated earnings and profits (“E&P”), as calculated for U.S. federal income tax purposes. Such income will be includable in your gross income as ordinary income on the date of receipt, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below.)

Under the tax law recently enacted in the United States, dividends received by individuals in their tax years beginning on January 1, 2003 from “qualified foreign corporations” are taxed at the rate of 5% (zero, in 2008) or 15%, depending upon the particular taxpayer’s U.S. federal income tax bracket. This law sunsets after December 31, 2008, at which time dividends will be taxed at the ordinary income tax rates of up to 35%. A foreign corporation is a “qualified foreign corporation” with respect to its stock that is traded on an established securities market in the United States, provided that the foreign corporation is not a “foreign personal holding company,” a “foreign investment company” or a “passive foreign investment company,” as defined under the U.S federal income tax law.

To the extent any distribution exceeds our E&P, the distribution will first be treated as a tax-free return of capital to the extent of your adjusted tax basis in our common shares and will be applied against and reduce such basis on a dollar-for-dollar basis (thereby increasing the amount of gain and decreasing the amount of loss recognized on a subsequent disposition of such shares). To the extent that such distribution exceeds your adjusted tax basis, the distribution will be taxed as gain recognized on a sale or exchange of our common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains or a U.S. Holder which is a corporation.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of the Company's common stock may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year.

Subject to certain limitations, Canadian taxes withheld will be eligible for credit against the U.S. Holder's United States federal income taxes. Under the Code, the limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividends paid by the Company generally will be either "passive" income or "financial services" income, depending on the particular U.S. Holder's circumstances. Foreign tax credits allowable with respect to each class of income cannot exceed the U.S. federal income tax otherwise payable with respect to such class of income. The consequences of the separate limitations will depend on the nature and sources of each U.S. Holder’s income and the deductions appropriately allocated or apportioned thereto. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common stock are advised to consult their own tax advisors regarding their individual circumstances.

Disposition of Shares of Common Stock

A U.S. Holder will recognize gain or loss upon the sale of shares of common stock equal to the difference, if any, between

(a)	the amount of cash plus the fair market value of any property received; and
(b)	the shareholder’s tax or cost basis in the common stock.

This gain or loss will be capital gain or loss if the shares are a capital asset in the hands of the U.S. Holder, and such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the common stock for more than one year. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders who are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

The Company has not determined whether it meets the definition of a “passive foreign investment company” (a “PFIC”). It is unlikely that the Company meets the definition of a “foreign personal holding company” (a “FPHC”) or a “controlled foreign corporation” (a “CFC”) under current U.S. law.

If more than 50% of the voting power or value of the Company were owned (actually or constructively) by U.S. Holders who each owned (actually or constructively) 10% or more of the voting power of the Company's common shares (“10% Shareholders”), then the Company would become a CFC and each 10% Shareholder would be required to include in its taxable income as a constructive dividend an amount equal to its share of certain undistributed income of the Company. If (1) more than 50% of the voting power or value of the Company's common shares were owned (actually or constructively) by five or fewer individuals who are citizens or residents of the United States and (2) 60% or more of the Company's income consisted of certain interest, dividend or other enumerated types of income, then the Company would be a FPHC. If the Company were a FPHC, then each U.S. Holder (regardless of the amount of the Company's Common Shares owned by such U.S. Holder) would be required to include in its taxable income as a constructive dividend its share of the Company's undistributed income of specific types.

If 75% or more of the Company's annual gross income has ever consisted of, or ever consists of, “passive” income or if 50% or more of the average value of the Company’s assets in any year has ever consisted of, or ever consists of, assets that produce, or are held for the production of, such “passive” income, then the Company would be or would become a PFIC. The Company has not provided assurances that it has not been and does not expect to become a PFIC. Please note that the application of the PFIC provisions of the Code to mining companies is somewhat unclear.

If the Company were to be a PFIC, then a U.S. Holder would be required to pay an interest charge together with tax calculated at maximum tax rates on certain “excess distributions” (defined to include ain on the sale of stock) unless such U.S. Holder made an election either to (1) include in his or her taxable income certain undistributed amounts of the Company's income or (2) mark to market his or her Company common shares at the end of each taxable year as set forth in Section 1296 of the Code.

Information Reporting and Backup Withholding

U.S. information reporting requirements may apply with respect to the payment of dividends to U.S. Holders of the Company's shares. Under Treasury regulations currently in effect, non-corporate holders may be subject to backup withholding at a 31% rate with respect to dividends when such holder (1) fails to furnish or certify a correct taxpayer identification number to the payor in the required manner, (2) is notified by the IRS that it has failed to report payments of interest or dividends properly or (3) fails, under certain circumstances, to certify that it has been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments.

F. Dividends and paying agents

Not applicable.

G. Statements by Experts

The financial statements included in this Form 20-F have been audited by De Visser Gray, as stated in its report appearing herein, and are included in reliance upon the reports of such firm given upon its authority as an expert in accounting and auditing and its consent and authorization. De Visser Gray’s address is Suite 401, 905 West Pender Street, Vancouver, British Columbia, Canada.

This Form 20-F contains excerpts from a mineral property report written by Calvin Church, P.Geo. and Dugald Dunlop, B.Sc., and they have given their consents and authorizations for the use of such excerpts from their report in this Form 20-F.

H. Documents on Display

The Documents concerning the Company which are referred to in this Form 20-F are either annexed hereto as exhibits (See Item 19) or may be inspected at the principal offices of the Company.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A. Qualitative Information about Market Risk

Currency Exchange Rate Sensitivity

The results of the Company’s operations are not currently subject to any material currency transnational risk or currency transaction risk. Currency transnational risk occurs when the operating results, and financial position of the Company as reported in the Company’s financial statements, are in different currencies.

Transaction risk pertains to incurring expenses in one currency, and paying for them in another currency. The Company has not entered into any agreements or purchased any instruments to hedge any possible currency risks at this time.

Interest Rate Sensitivity

The Company currently has no short term or long term debt requiring interest payments. As a result, the Company has not entered into any agreement or purchased any instrument to hedge against possible interest rate risks at this time.

Commodity Price Sensitivity

The future revenue and profitability of the Company will be dependent, to a significant extent, upon prevailing spot market prices for gold. In the past gold prices have been volatile. Prices are subject to wide fluctuations in response to changes in supply of and demand for gold, market uncertainty and a variety of additional factors that are beyond the control of the Company. The Company’s mineral properties are in the exploration phase and accordingly the Company is not generating any operating revenues and is therefore not subject to any short term volatility in the prices of gold. As the Company is in the exploration phase, the above factors have had no material impact on operations or income. No futures or forward contracts have been entered into by the Company.

PART II

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

Item 13. DEFAULTS, DIVIDENDS, ARREARAGES AND DELINQUENCIES

Not applicable.

Item 14. MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Item 15. CONTROLS AND PROCEDURES

Not applicable.

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable.

Item 16B. CODE OF ETHICS

Not applicable.

Item 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable.

Item 16D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

Not applicable.

Item 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

Item 17. FINANCIAL STATEMENTS

The financial statements of the Company have been prepared on the basis of Canadian GAAP. A reconciliation to U.S. GAAP is included therein.

The auditors’ report, financial statements and notes thereto, schedules thereto as required under Item 17 are found immediately below.

Financial Statements of the Company

Audited Financial Statements of the Company from the date of incorporation on June 9, 2004 to December 31, 2005, with auditor’s report thereon.

Unaudited Financial Statements of the Company for the 9 month period ended September 30, 2005.

TATMAR VENTURES INC.

(an exploration company)

FINANCIAL STATEMENTS

(stated in Canadian dollars)

FOR THE YEAR ENDED

DECEMBER 31, 2005

D E  V I S S E R  G R A Y
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737

AUDITORS’ REPORT

To the Shareholders of Tatmar Ventures Inc.,

We have audited the balance sheets of Tatmar Ventures Inc. as at December 31, 2005 and 2004 and the statements of operations and deficit, cash flows and schedule of mineral property costs from the date of incorporation on June 9, 2004 to December 31, 2004 and for the year ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (“PCAOB”) in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and cash flows for the period ended December 31, 2004 and for the year ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

“De Visser Gray”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
March 22, 2006

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties and contingencies such as those referred to in note 1 to these financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the PCAOB, our report to the shareholders dated March 22, 2006 is expressed in accordance with Canadian reporting standards which do not require a reference to such matters when the uncertainties are adequately disclosed in the financial statements.

“De Visser Gray”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
March 22, 2006

TATMAR VENTURES INC.
BALANCE SHEETS
AS AT DECEMBER 31
(stated in Canadian dollars)

	2005	2004

ASSETS
Current Assets
Cash	$339,499	$65,202
GST receivable	9,625	7,540
Due from related party (Note 5)	535	-
Prepaid expenses	50	-
	349,709	72,742
Unproven mineral right interests (Note 3) (Schedule)	258,009	128,255
	$607,718	$200,997

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities

Accounts payable and accrued liabilities	$23,557	$32 977
Due to related party (Note 5)	-	268
	23,557	33,245
Future income taxes (Note 6)	12,700	-
	36,257	33,245

Shareholders’ Equity
Share capital (Note 4)	569,526	176,979
Contributed surplus	17,551	-
Deficit	(15,616)	(9,227)
	571,461	167,752

	$607,718	$200,997
Nature of Operations (Note 1)

On behalf of the Board:

“Darryl Cardey”	“Michael Moore”
Darryl Cardey	Michael Moore

The accompanying notes are an integral part of these financial statements.

TATMAR VENTURES INC.
STATEMENTS OF OPERATIONS AND DEFICIT
(stated in Canadian dollars)

		From
	For the Year Ended	Incorporation on June 9 to
	December 31, 2005	December 31, 2004

EXPENSES
Accounting and audit	$17,005	$8,250
Bank charges and interest	127	79
Legal	-	898
Office	1,429	-
Regulatory	4,841	-
Rent	3,000	-
Transfer agent	1,689	-
Loss before other items	28,091	9,227
Interest income	(54)	-
Income tax (recovery)	(21,648)	-
Net loss for the period	6,389	9,227

Deficit, beginning of the period	9,227	-
Deficit, end of the period	$15,616	$9,227

Loss per common share - Basic and Diluted
	$(0.00)	$(0.00)
Weighted average number of common shares
outstanding	5,040,166	2,030,928

The accompanying notes are an integral part of these financial statements.

TATMAR VENTURES INC.
STATEMENTS OF CASH FLOWS
(stated in Canadian dollars)

	For the Year Ended	From
	December 31, 2005	Incorporation on June 9 to
		December 31, 2004

CASH FLOWS FROM OPERATING
ACTIVITIES
Net loss for the period	$(6,389)	$(9,227)
Add items not involving cash
Income tax (recovery)	(21,648)	-
Cash provided by changes in non-cash working
capital:
GST receivable	(2,085)	(7,540)
Prepaid expenses	(50)	-
Accounts payable and accrued liabilities	(9,420)	32,977
Due to/from related party	(803)	268
	(40,395)	16,478
INVESTING ACTIVITIES
Unproven mineral right interests	(67,754)	(112,005)

FINANCING ACTIVITIES

Common shares issued for cash	500,000	160,729
Share issue costs	(117,554)	-
	382,446	160,729

INCREASE IN CASH	274,297	65,202

CASH, BEGINNING OF PERIOD	65,202	-

CASH, END OF PERIOD	$339,499	$65,202

Supplementary information – Investing activity

The Company issued 100,000 common shares valued at $62,000 under an unproven mineral right interests agreement during fiscal 2005 (2004 – 250,000 common shares valued at $16,250).

The Company issued 150,000 Agent’s stock options valued at $17,551 as part of the share issue costs using the Black-Scholes Option Pricing Model (2004 - $nil).

The accompanying notes are an integral part of these financial statements.

TATMAR VENTURES INC.
Schedule of Unproven Mineral Right Interests (Note 3)
December 31, 2005
(stated in Canadian dollars)

	Balance		Balance,	Expenditures to	Balance,
	June 9, 2004	Expenditures	December 31, 2004	December 31, 2005	December 31, 2005

CANADA
Tam Property
Acquisition	$-	$21,250	$21,250	$62,000	$83,250
Exploration
Field office expenses	-	21,551	21,551	15,489	37,040
Grid preparation	-	400	400	21,387	21,787
Geological consulting	-	33,154	33,154	-	33,154
GPS survey	-	-	-	3,000	3,000
Line cutting	-	22,750	22,750	-	22,750
Maps and reports	-	120	120	6,189	6,309
Magnetic survey	-	-	-	11,238	11,238
Reporting and supervision	-	-	-	10,451	10,451
Geophysical	-	29,030	29,030	-	29,030

	$-	$128,255	$128,255	$129,754	$258,009

TATMAR VENTURES INC.
Notes to the Financial Statements
December 31, 2005
(stated in Canadian dollars)

1.	NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated on June 9, 2004 under the Business Corporations Act of the Province of British Columbia. Since incorporation, the Company’s activities have focused on the Company’s principal mineral property interest located in the south central Cariboo region of British Columbia. Refer to note 3.

The Company is an exploration stage company and engages principally in the acquisition and exploration of mineral right interests. The recovery of the Company’s investment in its mineral rights is dependent upon the discovery of economically recoverable mineral reserves and the ability to raise sufficient capital to finance this operation. The ultimate outcome of these operations cannot presently be determined because they are contingent on future matters.

2.	NATURE AND CONTINUANCE OF OPERATIONS

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) as set out below.

Unproven Mineral Right Interests

Mineral right acquisition costs, exploration and direct field costs are deferred until the rights to which they relate are placed into production, at which time these deferred costs will be amortized over the estimated useful life of the rights following commencement of production, or written-off if the rights are disposed of. Administration costs and other exploration costs that do not relate to a specific mineral right are expensed as incurred.

Cost includes the cash consideration and the fair value of shares issued on the acquisition of mineral rights. Rights acquired under option agreements of joint ventures, whereby payments are made at the sole discretion of the Company, are recorded in the accounts when the payments are made. Proceeds from property option payments received by the Company are netted against the deferred costs of the related mineral rights, with any excess being included in operations.

Management reviews the carrying amounts of mineral rights on a periodic basis and will recognize impairment based upon current exploration results and upon assessment of the probability of profitable exploitation of the rights. Management’s assessment of the mineral right’s fair value is also based upon a review of other mineral right transactions that have occurred in the same geographic area as that of the rights under review.

Fair value of financial instruments

The carrying amounts of cash, GST receivable, accounts payable and accrued liabilities, and due to/from related party approximate their fair value due to their short-term nature.

TATMAR VENTURES INC.
Notes to the Financial Statements
December 31, 2005
(stated in Canadian dollars)

2.	NATURE AND CONTINUANCE OF OPERATIONS, continued

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period.

Loss per share

Loss per share has been calculated using the weighted-average number of common shares outstanding during the period. Fully diluted loss per share has not been presented, as the effect on basic loss per share would be anti-dilutive.

Income taxes

The Company accounts for the tax consequences of differences in the carrying amounts of assets and liabilities and their tax bases using tax rates expected to apply when these temporary differences are expected to be settled. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken against the tax assets.

Asset Retirement Obligations

The Company recognizes a liability for an asset retirement obligation when it is determinable and calculates the liability based upon undiscounted future payments to be made. A corresponding amount is added to the carrying amount of the related long-lived asset, and this amount is subsequently allocated to expense over its expected life. Adjustments will also be made in subsequent periods to changes on asset retirement obligations due to changes in estimates. As at December 31, 2005, the Company does not have any asset retirement obligations.

Retirement of Long-Lived Assets

Long-lived assets are assessed for impairment when events and circumstances warrant, when the carrying amounts of the assets exceeds its estimated undiscounted net cash flow from use or its fair value, at which time the impairment is charged to earnings.

Stock-based compensation

The Company follows the Recommendations of CICA Handbook Section 3870, Stock-based Compensation and other Stock-based Payments, in connection with all awards granted. These Recommendations established standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. These standards require that all stock-based awards made to employees and non-employees be measured and recognized using a fair value based method.

TATMAR VENTURES INC.
Notes to the Financial Statements
December 31, 2005
(stated in Canadian dollars)

2.	NATURE AND CONTINUANCE OF OPERATIONS, continued

Flow-through common shares

Under the Income Tax Act (Canada) an enterprise may issue securities referred to as flow-through shares whereby the purchaser may claim the tax deductions arising from the Company’s qualifying resource expenditure thereof as at the “effective date” that the expenditures are renounced to the investors. At the date of renouncement, and if there is reasonable assurance that the Company will complete the expenditures, future income tax liabilities are recognized (renounced expenditures multiplied by the effective corporate tax rate) and the Company’s share capital is reduced accordingly.

3.	UNPROVEN MINERAL RIGHT INTERESTS

Pursuant to the Option to Purchase (“the Option”) dated October 15, 2004, which was amended on October 15, 2005, the Company has sole and exclusive right and option to purchase 100% of all right, title and interest in the Tam property in consideration for paying $175,000 in cash, issuing 750,000 common shares, and incurring $1,500,000 of work on or before October 15, 2008. The amended agreement is subject to regulatory consent. The Tam property is located 17 kilometers north-northeast of the village of Lac La Hache, in the south-central Cariboo region of British Columbia. The Tam property is comprised of four contiguous modified grids and three two-post mineral claims totaling 67 units covering approximately 8.5 square kilometers in area.

To maintain the Option the Company must complete cash and share payments and incur expenditures for the balance of the purchase price as follows as per the amended agreement signed on October 15, 2005:

	Shares	Cash	Annual
			Expenditures

On October 15, 2004	250,000	$5,000	$0
On or before October 15, 2005	200,000	-	100,000
On or before October 15, 2006	100,000	45,000	200,000
On or before October 15, 2007	100,000	55,000	400,000
On or before October 15, 2008	100,000	70,000	800,000

Total Investment and Expenditures	750,000	$175,000	$1,500,000

After the Company completes the purchase on or before October 15, 2008, the vendor will retain a 2% NSR royalty. At any time, the Company may purchase up to three-quarters (1.5% NSR) of the NSR royalty on the basis of $500,000 for each one-half percent of the NSR royalty acquired.

As at December 31, 2005, the Company issued a total of 350,000 common shares valued at $78,250 and made a $5,000 cash payment for acquiring the Tam property. In addition, the Company incurred $174,759 in exploration work on the Tam property. Subsequently, the Company issued 100,000 common shares valued at $72,000 to meet the Option’s obligation.

TATMAR VENTURES INC.
Notes to the Financial Statements
December 31, 2005
(stated in Canadian dollars)

4.	SHARE CAPITAL Authorized

Unlimited number of common shares without par value

Issued

	Number	Price per	Amount
		share
Private placement	2,075,000	$ 0.010	$20,750
Issued for mineral rights (note 3)	250,000	0.065	16,250)
Private placement – non-flow-through	669,999	0.065	43,550)
Private placement – flow-through	1,483,523	0.065	96,429)
Balance – December 31, 2004	4,478,522		176,979)
Share issue costs (4a)	-		(34,348)
IPO (4b)	2,000,000	0.25	500,000)
Share issue costs - IPO	-		(135,105)
Issued for mineral rights (note 3)	100,000	0.62	62,000)
Balance – December 31, 2005	6,578,522		$569,526)

a)	During the period, the Company recorded $34,348 in share issue costs upon the renunciation of the exploration expense for the flow-through shareholders.

b)	On June 27, 2005, the Company completed the filing of a final prospectus with the British Columbia Securities Commission and its initial public offering on the TSX Venture Exchange.

The initial public offering (“IPO”) was for 2,000,000 common shares at $0.25 per common share. The Company entered into an agreement with Golden Capital Securities Ltd. as its agent to offer to the public a minimum of 2,000,000 common shares at $0.25 per share to raise $500,000. The agent was paid a corporate finance fee of $20,000, a retainer of $7,500 for expenses, a cash commission of 7.5 % and issued 150,000 non-transferable agent’s options exercisable at $0.25 per share for the period of twelve months after the Company’s listing on the TSX Venture Exchange.

On September 22, 2005, the common shares of the Company began trading on the TSX Venture Exchange under the symbol “TAT”.

TATMAR VENTURES INC.
Notes to the Financial Statements
December 31, 2005
(stated in Canadian dollars)

4.	SHARE CAPITAL, continued

Stock options

There were 150,000 Agents’ stock options with an exercise price of $0.25 outstanding during the period ended December 31, 2005. These options will expire on September 22, 2006.

The fair value of the Agents’ options was recorded as part of the share issue costs in the current period and it was estimated using the Black-Scholes Option Pricing Model using the following assumptions: a risk free interest rate of 2.0% - 3.0%, expected life of 1 year and expected volatility of 125% and no expectation for the payments of dividends. Based on these variables, $17,551 of share issue costs related to the Agent’s options was recorded during the current period.

Option pricing models requires the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimate and therefore it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s stock option grants.

Escrow Shares

Pursuant to the Escrow Agreement dated April 14, 2005, 2,226,923 shares were placed in escrow. These shares are to be released as 10% upon the Listing Date, and 15% every six months thereafter. As at December 31, 2005, 2,004,230 (2004 – Nil) shares were held in escrow. Subsequently, 334,039 shares were released from escrow in March 2006.

5.	RELATED PARTY TRANSACTIONS

During the year ended December 31, 2005, the Company incurred $9,005 (from incorporation to December 31, 2004 – $250) for accounting services provided by a private company controlled by the Chief Financial Officer, and this private company owed $535 to the Company as at December 31, 2005 (2004 - $268 was owed to this company).

During the year ended December 31, 2005, the Company incurred $28,050 in legal fees, which was included in the IPO’s share issue costs (from incorporation to December 31, 2004 - $898 as legal fees) to a firm where a director is a partner of the firm.

All transactions with related parties are in the normal course of operations and are measured at their fair value as determined by management.

TATMAR VENTURES INC.
Notes to the Financial Statements
December 31, 2005
(stated in Canadian dollars)

6.	INCOME TAXES

A reconciliation of income taxes at statutory rates is as follows:

	For the Year Ended	From Incorporation
	December 31, 2005	on June 9 to
		December 31, 2004

Loss for the period	$6,389	$9,227
Expected income tax (recovery)	(2,276)	(3,287)
Net adjustment for deductible and non-deductible
amounts)	(9,834)	-
Unrecognized benefit of non-capital losses	12,110	3,287
Total income taxes	$-	$-

The significant components of the Company’s future income tax liabilities are as follows:

	2005	2004

Future income tax liabilities:
Net unproven mineral right interests carrying amounts
in excess of tax basis	$(34,348)	$-
Non-capital loss carryforwards	21,648	3,287
	(12,700)	3,287
Valuation allowance	-	(3,287)
Net future tax asset (liability)	$(12,700)	$-

The Company has non-capital losses of approximately $61,000 (2004 - $9,000), which are available to reduce future taxable income and which expire between 2014 and 2015. Subject to certain restrictions, the Company also has unproven mineral right interests expenditures of approximately $162,000 (2004 - $128,000) available to reduce taxable income in future years. The Company did not recognize any future benefit for these tax losses and resource deductions in 2004 as it was not considered likely that they would be utilized.

TATMAR VENTURES INC.
Notes to the Financial Statements
December 31, 2005
(stated in Canadian dollars)

7.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Material variations in the accounting principles, practices and methods used in preparing these financial statements from principles, practices and methods accepted in the United States ("U.S. GAAP"), and that impact financial statement line items, are described below.

Unproven Mineral Right Interests

Under Canadian GAAP, mineral exploration expenditures can be deferred on prospective mineral rights until such time as it is determined that further exploration work is not warranted, at which time the mineral right costs are written-off. Under U.S. GAAP, all exploration expenditures are expensed until an independent feasibility study has determined that the mineral rights are capable of economic commercial production.

Flow-through shares

Under Canadian income tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur qualifying expenditures (as defined under the Income Tax Act of Canada) and renounce the related income tax deductions to the investors. Under Canadian GAAP, flow- through shares are accounted for as part of the issuance of capital stock at the price paid for the shares, net of any future income tax liability. Under U.S. GAAP, any difference between the market price of the Company's stock and the fair value of the flow-through shares must be recorded as a liability if a premium is paid by investors or as an asset if investors are purchasing the shares at a discount. The asset or liability is charged to income as the flow-through share proceeds are expended on qualifying expenditures.

During the period ended December 31, 2004, the Company issued 1,483,523 flow-through shares for total proceeds of $96,429. As the market price of the Company’s stock was the same as the fair value of the flow-through shares issued, no premium or discount would have been recorded under U.S. GAAP. Accordingly, the reconciling item disclosed herein relates to the required Canadian GAAP treatment of flow-through share issuances and renunciations.

TATMAR VENTURES INC.
Notes to the Financial Statements
December 31, 2005
(stated in Canadian dollars)

7.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, continued

	2005	2004
	$	$
a) Assets
Unproven mineral right interests costs Canadian GAAP	258,009	128,255
Less deferred costs	(258,009)	(128,255)
Unproven mineral right interests under U.S. GAAP	-	-

b) Operations
Net loss under Canadian GAAP	(6,389)	(9,227)
Unproven mineral right interests expensed under U.S. GAAP	(129,754)	(128,255)
Net loss under U.S. GAAP	(136,143)	(137,482)

c) Deficit
Closing deficit under Canadian GAAP	(15,616)	(9,227)
Adjustment to deficit for
unproven mineral right interests written-off under U.S. GAAP	(258,009)	(128,255)
Closing deficit under U.S. GAAP	(273,625)	(137,482)

Cash flows - Operating activities
Operating activities - Canadian GAAP	(40,395)	16,428
Unproven mineral right interests	(67,754)	(112,005)
Operating activities - U.S. GAAP	(108,149)	(95,577)

TATMAR VENTURES INC.
Notes to the Financial Statements
December 31, 2005
(stated in Canadian dollars)

7.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, continued

	2005	2004
	$	$
Cash flows - Investing Activities
Investing activities - Canadian GAAP	(67,754)	(112,005)
Unproven mineral right interests written off under
U.S. GAAP	67,754	112,005
Investing activities - U.S. GAAP	-	-

TATMAR VENTURES INC.

FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED

SEPTEMBER 30, 2005

(UNAUDITED)

NOTICE OF NO AUDITOR REVIEW OF

INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that an auditor has not reviewed the financial statements.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

TATMAR VENTURES INC.
BALANCE SHEETS
AS AT SEPTEMBER 30, 2005

	September 30,	December 31,
	2005	2004
	(Unaudited)	(Audited)
ASSETS
Current Assets
Cash	$376,057	$65,202
GST receivable	4,778	7,540
Prepaid expenses	25,050	-
	405,885	72,742
Expenditures on resource property (Note 3)(Schedule)	134,375	128,255
	$540,260	$200,997

LIABILITIES AND SHAREHOLDER’S EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$623	$32,977
Due to related party (Note 5)	-	268
Future income tax liability (Note 2)	34,348	-
	34,971	33,245
Shareholder’s Equity
Share capital (Note 4)	527,281	176,979
Deficit	(21,992)	(9,227)
	505,289	167,752
	$540,260	$200,997

Continuance of Operations (Note 1)

On behalf of the Board:

“Darryl Cardey”	“Michael Moore”
Darryl Cardey	Michael Moore

The accompanying notes are an integral part of these financial statements.

TATMAR VENTURES INC.
STATEMENTS OF OPERATIONS AND DEFICIT
(UNAUDITED)

				From
	For the three	For the three	For the nine	Incorporation on
	Months ended	Months ended	Months ended	June 9 to
	September 30,	September 30,	September 30,	September 30,
	2005	2004	2005	2004

EXPENSES
Accounting	$2,000	$-	$7,505	$-
Bank charges and interest	23	21	96	21
Legal	-	898	-	898
Office	64	-	983	-
Regulatory	3,503	-	3,503	-
Transfer agent	90	-	678	-
Loss for the period	5,680	919	12,765	919

Deficit, beginning of the period	16,312	-	9,227	-
Deficit, end of the period	$21,992	$919	$21,992	$919

Loss per common share - Basic and Diluted
	(0.00)	(0.00)	$(0.00)	(0.00)
Weighted average number of common shares
outstanding	4,611,857	1,037,500	4,537,782	349,638

The accompanying notes are an integral part of these financial statements.

TATMAR VENTURES INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

				From
	For the three	For the three	For the nine	Incorporation
	Months ended	Months ended	Months ended	on June 9 to
	September 30,	September 30,	September 30,	September 30,
	2005	2004	2005	2004

CASH FLOWS FROM OPERATING
ACTIVITIES
Loss for the period	$(5,680)	$(919)	$(12,765)	$(919)
Add items not involving cash
Cash provided by changes in non-cash
working capital:
GST receivable	(929)	(32)	2,762	(32)
Prepaid expenses	(19,345)	-	(25,050)	-
Accounts payable and accrued
liabilities	(8,966)	-	(32,354)	-
Due to related party	(6,540)	-	(268)	-
	(41,460)	(951)	(67,675)	(951)
INVESTING ACTIVITIES

Expenditures on resource property	-	-	(6,120)	-
	-	-	(6,120)	-
FINANCING ACTIVITIES
Issuance of shares	500,000	20,000	500,000	20,000
Share issue costs	(85,064)	-	(115,350)	-
	414,936	20,000	384,650	20,000

INCREASE IN CASH	373,476	19,049	310,855	19,049

CASH, BEGINNING OF PERIOD	2,581	-	65,202	-

CASH, END OF PERIOD	$376,057	$19,049	$376,057	$19,049

The accompanying notes are an integral part of these financial statements.

TATMAR VENTURES INC.
Schedule of Mineral Property Costs
September 30, 2005
(Unaudited)

			Balance,		Balance,
			December 31,	Expenditures	September
	Balance,		2004	to September 30,	30, 2005
	June 9, 2004	Expenditures	(Audited)	2005	(Unaudited)

CANADA
Tam Property
Acquisition	$-	$21,250	$21,250	$-	$21,250
Exploration
Geological
Field office expenses	-	21,551	21,551	559	22,110
Grid preparation	-	400	400	-	400
Geological consulting	-	33,154	33,154	-	33,154
Line cutting	-	22,750	22,750	-	22,750
Maps and reports	-	120	120	5,561	5,681
Geophysical	-	29,030	29,030	-	29,030

	$-	$128,255	$128,255	$6,120	$134,375

TATMAR VENTURES INC.
Notes to the Financial Statements
September 30, 2005
(Unaudited)

1.	NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated on June 9, 2004 under the Business Corporations Act of the Province of British Columbia. Since incorporation, the Company’s activities have focused on the Company’s principal mineral property interest located in the south central Cariboo region of British Columbia. Refer to note 3.

The Company is a development stage company and engages principally in the acquisition, exploration and development of resource properties. The recovery of the Company’s investment in its resource properties is dependent upon the discovery, development and sale of ore reserves and the ability to raise sufficient capital to finance this operation. The ultimate outcome of these operations cannot presently be determined because they are contingent on future matters.

2.	SIGNIFICANT ACCOUNTING POLICIES

These interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and follow the same accounting policies and methods of their application as the annual financial statements. These interim financial statements do not include in all respects the annual disclosure requirements of generally accepted accounting principles and should be read in conjunction with the most recent annual statements.

Expenditures on resource property

Direct exploration and development expenditures and certain administration costs directly relating to the resource properties, are deferred in the accounts on a property-by-property basis. The expenditures related to a property from which there is production will be amortized using the unit-of-production method based upon the estimated proven reserves. When there is little prospect of further work on a property being carried out by the Company the costs of that property are charged to operations.

Fair value of financial instruments

The carrying amounts of cash, GST receivable, accounts payable and accrued liabilities, and due to related party approximate their fair value due to their short-term nature.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period.

TATMAR VENTURES INC.
Notes to the Financial Statements
September 30, 2005
(Unaudited)

2.	SIGNIFICANT ACCOUNTING POLICIES, Continued

Loss per share

Loss per share has been calculated using the weighted-average number of common shares outstanding during the period. Fully diluted loss per share has not been presented, as the effect on basic loss per share would be anti-dilutive.

Income taxes

The Company accounts for the tax consequences of differences in the carrying amounts of assets and liabilities and their tax bases using tax rates expected to apply when these temporary differences are expected to be settled. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized. The Company has taken a valuation allowance against all potential tax assets.

The Company’s accounting policy for future income taxes has no effect on the financial statements of any of the fiscal years presented.

Asset Retirement Obligations

The Company recognizes a liability for an asset retirement obligation when it is determinable and calculates the liability based upon undiscounted future payments to be made. A corresponding amount is added to the carrying amount of the related long-lived asset, and this amount is subsequently allocated to expense over its expected life. Adjustments will also be made in subsequent periods to changes on asset retirement obligations due to changes in estimates. As at September 30, 2005, the Company does not have any asset retirement obligations.

Retirement of Long-Lived Assets

Long-lived assets are assessed for impairment when events and circumstances warrant, when the carrying amounts of the assets exceeds its estimated undiscounted net cash flow from use or its fair value, at which time the impairment is charged to earnings.

Stock-based compensation

The Company follows the Recommendations of CICA Handbook Section 3870, Stock-based Compensation and other Stock-based Payments, in connection with all awards granted. These Recommendations established standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. These standards require that all stock-based awards made to employees and non-employees be measured and recognized using a fair value based method.

TATMAR VENTURES INC.
Notes to the Financial Statements
September 30, 2005
(Unaudited)

2.	SIGNIFICANT ACCOUNTING POLICIES, Continued

Flow-through common shares

Under the Income Tax Act (Canada) an enterprise may issue securities referred to as flow-through shares whereby the purchaser may claim the tax deductions arising from the Company’s qualifying resource expenditure thereof as at the “effective date” that the expenditures are renounced to the investors. At the date of renouncement, and if there is reasonable assurance that the Company will complete the expenditures, future income tax liabilities are recognized (renounced expenditures multiplied by the effective corporate tax rate) and the Company’s share capital is reduced accordingly.

3.	INVESTMENT IN AND EXPENDITURES ON RESOURCE PROPERTY

Pursuant to the Option to Purchase (“the Option”) dated October 15, 2004, which was amended on October 15, 2005, the Company has sole and exclusive right and option to purchase 100% of all right, title and interest in the Tam property in consideration for paying $175,000 in cash, issuing 750,000 common shares, and incurring $1,500,000 of work on or before October 15, 2008. The amended agreement is subject to regulatory consent. The Tam property is located 17 kilometers north-northeast of the village of Lac La Hache, in the south-central Cariboo region of British Columbia. The Tam property is comprised of four contiguous modified grids and three two-post mineral claims totaling 67 units covering approximately 8.5 square kilometers in area.

To maintain the Option the Company must complete cash and share payments and incur expenditures for the balance of the purchase price as follows as per the amended agreement signed on October 15, 2005:

	Shares	Cash	Annual
			Expenditures

	250,000	$5,000	$0
On or before October 15, 2005	200,000	-	100,000
On or before October 15, 2006	100,000	45,000	200,000
On or before October 15, 2007	100,000	55,000	400,000
On or before October 15, 2008	100,000	70,000	800,000

Total Investment and Expenditures	750,000	$175,000	$1,500,000

After the Company completes the purchase on or before October 15, 2008, the vendor will retain a 2% NSR royalty. At any time, the Company may purchase up to three-quarters (1.5% NSR) of the NSR royalty on the basis of $500,000 for each one-half percent of the NSR royalty acquired.

As at September 30, 2005, the Company paid $5,000 cash and issued 250,000 common shares ($16,250) for acquiring the Tam property. In addition, the Company incurred $113,125 in exploration work on the Tam property.

TATMAR VENTURES INC.
Notes to the Financial Statements
September 30, 2005
(Unaudited)

4.	SHARE CAPITAL Authorized

Unlimited number of common shares without par value

Issued

	Number	Price per	Amount
		share
Private placement	2,075,000	$ 0.010	$20,750
Issued for property (note 3)	250,000	0.065	16,250
Private placement – non-flow-through	669,999	0.065	43,550
Private placement – flow-through	1,483,523	0.065	96,429
Balance – December 31, 2004	4,478,522		176,979
Share issue costs (4a)	-		(34,348)
IPO (4b)	2,000,000	0.25	500,000
Share issue costs - IPO	-		(115,350)
Balance – September 30, 2005	6,478,522		$527,281

a)

During the period, the Company recorded $34,348 in share issue costs to offset the future income tax liability recorded on the renunciation of the exploration expense for the flow through shareholders.

b)	On June 27, 2005, the Company completed the filing of a final prospectus with the British Columbia Securities Commission and its initial public offering on the TSX Venture Exchange.

The initial public offering (“IPO”) was for 2,000,000 common shares at $0.25 per common share. The Company entered into an agreement with Golden Capital Securities Ltd. as its agent to offer to the public a minimum of 2,000,000 common shares at $0.25 per share to raise $500,000. The agent was paid a corporate finance fee of $20,000, a retainer of $7,500 for expenses, a cash commission of 7.5 % and issued 150,000 non-transferable agent’s options exercisable at $0.25 per share for the period of twelve months after the Company’s listing on the TSX Venture Exchange (the “Exchange”).

On September 22, 2005, the common shares of the Company began trading on the TSX Venture Exchange under the symbol “TAT”.

Stock options

There were 150,000 Agents’ stock options with an exercise price of $0.25 outstanding during the period ended September 30, 2005. These options will expire on September 22, 2006.

TATMAR VENTURES INC.
Notes to the Financial Statements
September 30, 2005
(Unaudited)

4.	SHARE CAPITAL, continued

Escrow Shares

Pursuant to the Escrow Agreement dated April 14, 2005, 2,226,923 shares were placed in escrow. These shares are to be released as 10% upon the Listing Date, and 15% every six months thereafter. As at September 30, 2005, 2,004,230 (December 31, 2004 – Nil) shares were held in escrow.

5.	RELATED PARTY TRANSACTIONS

During the nine months ending September 30, 2005, the Company incurred $7,505 (from incorporation to September 30, 2004 – $ Nil) for accounting services provided by a private company controlled by the Chief Financial Officer, and the Company owes $Nil to this private company as at September 30, 2005 (December 31, 2004 - $268).

All transactions with related parties are in the normal course of operations and are measured at their fair value as determined by management. All amounts outstanding to related parties at September 30, 2005 are unsecured and have no fixed terms of interest or repayment.

Item 18. FINANCIAL STATEMENTS

The Company has elected to report under Item 17.

Item 19. EXHIBITS

1.1	Articles of the Company

4.1	Property Option Agreement between Paul S. Reynolds and the Registrant dated October 15, 2004.

4.2	Stock Option Plan of the Company dated June 2, 2005.

15.1	Consent of De Visser Gray, Chartered Accountants, the Company’s auditors.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration report on its behalf.

Dated: June 29, 2006

TATMAR VENTURES INC.

By:	/s/ “Darryl S. Cardey”
Daryl S. Cardey
President and CEO